Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ALDEYRA THERAPEUTICS, INC.,

HALO MERGER SUB, INC.,

HALO MERGER SUB, LLC,

HELIO VISION, INC.,

and

JOSEF VON RICKENBACH,

as Securityholder Representative

Dated as of January 24, 2019

i

Section 11.11	Assignment; Successors	85
Section 11.12	Enforcement	85
Section 11.13	Currency	86
Section 11.14	Severability	86
Section 11.15	Waiver of Jury Trial	86
Section 11.16	Counterparts	86
Section 11.17	Electronic Signature	86
Section 11.18	Time of Essence	86
Section 11.19	No Presumption Against Drafting Party	86

EXHIBITS

Exhibit A	Stock Restriction Agreement

Exhibit B	Accounting Principles

Exhibit C-1	First-Step Certificate of Merger

Exhibit C-2	Second-Step Certificate of Merger

Exhibit D	Merger Sub Certificate of Incorporation

Exhibit E	Steering Committee Charter

Exhibit F	Development Plan

Exhibit G	Letter of Transmittal

Exhibit H	Letter of Warrant Transmittal

Exhibit I	Joinder Agreement

Exhibit J	Consulting Agreement

Exhibit K	Restrictive Covenant Agreement

Exhibit L	Intellectual Property Assignment Agreement

Exhibit M	Warrantholder Joinder Agreement

Exhibit N	Exchange and Cancellation Agreement

Exhibit O	FIRPTA Certificate

Exhibit P	Tax Certificate

SCHEDULES

Schedule I	Working Capital
Schedule 3.5	Closing Indebtedness
Schedule 8.3(e)	Third Party Consents
Schedule 8.3(g)	Consultants
Schedule 8.3(h)	Restrictive Covenant Agreement Parties
Schedule 8.3(j)	Intellectual Property Assignment Agreement Party
Schedule 9.2(h)	Certain Indemnification Matters

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 24, 2019 (this “Agreement”), is by and among Aldeyra Therapeutics, Inc., a Delaware corporation (“Buyer”), Halo Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), Halo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Merger LLC”), Helio Vision, Inc., a Delaware corporation (the “Company”), and Josef von Rickenbach, solely in his capacity as the Securityholder Representative (“Securityholder Representative”).

RECITALS

WHEREAS, Buyer, Merger Sub, Merger LLC and the Company wish to effect a business combination, on the terms and conditions set forth in this Agreement and in accordance with Delaware Law, in two steps, with the first step being a merger of Merger Sub with and into the Company (the “First Step”), with the Company to be the surviving corporation of the First Merger, and with the second step being a merger of the Company with and into Merger LLC (the “Second Step” and, together with the First Step, the “Merger”), with Merger LLC to be the surviving company of the Second Step;

WHEREAS, it is intended that the First Step be mutually interdependent with and a condition precedent to the Second Step and that the Second Step shall be effected immediately after the First Step without further approval, authorization or direction from or by any of the parties hereto;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) approved this Agreement, the First Step and the other transactions contemplated by this Agreement in accordance with applicable Laws, (ii) declared that this Agreement, the First Step and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Securityholders, and (iii) adopted a resolution directing that the adoption of this Agreement and approval of the First Step be submitted to the Stockholders for consideration and recommending that all of the Stockholders adopt this Agreement and approve the First Step;

WHEREAS, the boards of directors or managers, as applicable, of Buyer, Merger Sub and Merger LLC have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, it is intended that the First Step and the Second Step shall be considered together as a single integrated transaction for U.S. federal income tax purposes and the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code;

WHEREAS, concurrently with the execution of this Agreement, the Founders (either individually or through an Affiliate), severally, are entering into consulting agreements with the Buyer (the “Consulting Agreements”) and restrictive covenant agreements with the Buyer (the “Restrictive Covenant Agreements”); and

WHEREAS, concurrently at the Closing, the Founders and the Buyer will enter into a Founder Stock Restriction Agreement in substantially the form attached hereto as Exhibit A (the “Stock Restriction Agreement”).

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1        Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting principles set forth on Exhibit B.

“Action” means any claim, charge, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Actual Fraud” shall mean, with respect to any Person, the Fraud by such Person with respect to the representations and warranties set forth in this Agreement; provided that such Fraud shall be imputed to the Company only if any of the individuals included in the definition of Knowledge had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by the Company were actually breached when made.

“Acquired Companies” means the Company and its Subsidiaries.

“Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than this Agreement, the Merger or any such offer, proposal or indication of interest between the parties hereto): (i) any direct or indirect acquisition or purchase of more than ten percent (10%) of the voting stock of the Company or more than ten percent (10%) of the assets of the Company; (ii) any merger, consolidation or other business combination relating to the Company; (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company; or (iv) the sale, lease, exclusive license or exchange of any significant portion of the assets of the Company.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Aggregate Closing Consideration” means the Base Merger Consideration minus the Holdback Amount minus the amount of the Expense Fund minus the Chestnut Initial Payment Amount.

“Aggregate Closing Share Consideration” means a number of shares of Buyer Common Stock equal to (i) the Aggregate Closing Consideration divided by (ii) the Average Closing Buyer Stock Price as of the Closing Date.

“Aggregate Exercise Price” means the (i) aggregate exercise price of all shares of Common Stock subject to In-the-Money Company Options as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Closing pursuant to the terms of the applicable Company Option or as approved by the Company Board) plus (ii) the aggregate exercise price of all shares of Capital Stock subject to In-the-Money Vested Company Warrants as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Closing pursuant to the terms of the applicable Company Warrant or as approved by the Company Board).

“Ancillary Agreements” means the Stock Restriction Agreement, the Restrictive Covenant Agreement, the Consulting Agreements and the Intellectual Property Assignment Agreements.

“Applicable Lock-Up Period” means, (i) with respect to the Founders, (A) for a period of six (6) months after the Closing Date for the Closing Shares subject to any restrictions contained in the Founder’s Stock Restriction Agreement, (B) for a period beginning on the Milestone Achievement Date and ending immediately upon lapse of the restrictions contained in the Stock Restriction Agreement for the Milestone Shares payable for the Time-based Milestone, and (C) for a period of ninety (90) days after the Milestone Achievement Date for the Milestone Shares (other than any Milestone Shares payable for the Time-based Milestone), and (ii) with respect to all other Securityholders, for a period of (A) six (6) months after the Closing Date for the Closing Shares and (B) ninety (90) days after the Milestone Achievement Date for the Milestone Shares.

“Acquiror Change in Control” means (a) a merger or consolidation in which (i) Acquiror is a constituent party, or (ii) a Subsidiary of Acquiror is a constituent party and Acquiror issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (i) or (ii) any such merger or consolidation involving Acquiror or a Subsidiary of Acquiror in which the shares of capital stock of Acquiror outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock which represent, immediately following such merger or consolidation, more than sixty percent (60%) by voting power of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (b) the sale by Acquiror of all or substantially all the assets of Acquiror and its Subsidiaries taken as a whole; or (c) the sale by the stockholders of Acquiror of more than fifty-one percent (51%) by voting power of the then-outstanding capital stock of the Acquiror to any single Person or “group” (as defined in the Exchange Act) of Persons.

“Acquiror Product Divestiture” means a transaction between Acquiror and another Person (other than a direct or indirect Subsidiary) in which the Person acquires (including by exclusive license) a material portion of the assets and/or Intellectual Property related to the Milestone Product in a transaction not resulting in a Acquiror Change in Control.

“Average Closing Buyer Stock Price” means the VWAP of a share of Buyer Common Stock on Nasdaq over the thirty (30) consecutive Trading Day period ending on (and including)

the Trading Day that is two (2) Trading Days prior to the date on which such Average Closing Buyer Stock Price is determined.

“Base Merger Consideration” means $10,000,000 plus the Estimated Adjustment Amount.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, New York.

“Buyer Change in Control” means (a) a merger or consolidation in which (i) Buyer is a constituent party, or (ii) a Subsidiary of Buyer is a constituent party and Buyer issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (i) or (ii) any such merger or consolidation involving Buyer or a Subsidiary of Buyer in which the shares of capital stock of Buyer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock which represent, immediately following such merger or consolidation, more than sixty percent (60%) by voting power of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned Subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (b) the sale by Buyer of all or substantially all the assets of Buyer and its Subsidiaries taken as a whole; or (c) the sale by the stockholders of Buyer of more than forty percent (40%) by voting power of the then-outstanding capital stock of Buyer to any single Person or “group” (as defined in the Exchange Act) of Persons.

“Buyer Material Adverse Effect” means any effect that would, or would reasonably be expected to, materially impede or delay Buyer’s, Merger Sub’s or Merger LLC’s ability to consummate the transactions contemplated hereby in accordance with applicable Laws.

“Buyer Parties” means Buyer and its Affiliates and any of their (sub)licensees of any of the Company Intellectual Property or any Patents licensed by the Company as of the Closing Date (including the Company or the Surviving Company).

“Buyer SEC Reports” means all forms, statements, schedules, certifications, reports and documents required to be filed or furnished (or actually filed or furnished), including documents incorporated by reference therein, by Buyer with or to the SEC pursuant to the Exchange Act or the Securities Act.

“Capital Stock” means the Common Stock (including for avoidance of doubt the Common Stock issued upon exchange of the Convertible Promissory Notes) and the Preferred Stock.

“Cash and Cash Equivalents” means, with respect to the Acquired Companies, all cash on hand and cash equivalents, in each case, determined in accordance with GAAP as consistently applied by the Acquired Companies. For the avoidance of doubt Cash and Cash Equivalents may be a positive or negative number and shall be determined taking into account wires and electronic funds transfers in process and net of issued but uncleared checks and drafts.

“Certificate” means a stock certificate which, immediately prior to the Effective Time, represented any shares of Capital Stock.

“Chestnut” means Chestnut Securities, Inc.

“Chestnut Initial Payment Amount” means $450,000.

“Chestnut Initial Payment Shares” means a number of shares of Buyer Common Stock equal to (i) the Chestnut Initial Payment Amount divided by (ii) the Average Closing Buyer Stock Price as of the Closing Date.

“Chestnut Milestone Payment Amount” means, with respect to each Milestone Payment that becomes payable pursuant to Section 2.9, an amount equal to four and one-half percent (4.5%) of such Milestone Payment.

“Closing Cash Amount” means all Cash and Cash Equivalents of the Acquired Companies as of immediately prior to the Closing (for avoidance of doubt, prior to giving effect to the Acquired Companies’ payments pursuant to Section 3.5(a) and Section 3.6).

“Closing Shares” means shares of Buyer Common Stock issued to Securityholders pursuant to this Agreement, excluding any Milestone Shares.

“Closing Indebtedness” means all outstanding Indebtedness (including current and long-term outstanding Indebtedness) of the Acquired Companies as of immediately prior to the Closing.

“Closing Transaction Expenses” means all Transaction Expenses of the Acquired Companies as of immediately prior to the Closing.

“Closing Working Capital” means the Working Capital, as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commence” means, with respect to a human clinical trial, the first dosing of the first human subject in such clinical trial using a Milestone Product. “Commencement” shall have a correlative meaning.

“Commercially Reasonable Efforts” means using that level of effort and resources that is consistent with the effort and resources normally devoted by pharmaceutical or biotechnology companies similarly situated to Buyer in the exercise of their reasonable business discretion, with respect to the development of a product at a similar stage of development that has similar characteristics and commercial potential, based on conditions then prevailing and reasonably expected to occur, taking into account without limitation clinical trial results, safety, efficacy, duration of clinical benefits, regulatory or market exclusivity, patents and intellectual property protection, product profile, labeling, pricing, reimbursement, manufacturing, distribution, competitive market conditions, the regulatory structure involved, and any other relevant technical, legal, scientific, medical or commercial factors, and the anticipated or actual profitability of the Milestone Product.

“Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by the Acquired Companies.

“Company Material Adverse Effect” means any event, change, circumstance, development or effect that, individually or in the aggregate with all other events, changes, circumstances, developments or effects, would reasonably be expected to be materially adverse to (a) the business, operations, assets, financial condition, results of operations or liabilities of the Acquired Companies, taken as a whole or (b) the ability of the Company to perform its obligations under this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby, other than, solely with respect to clause (a) above: (i) changes or conditions generally affecting the industries in which the Acquired Companies operate, (ii) changes in economic, capital market, regulatory or political conditions generally, (iii) the negotiation, execution, announcement or consummation of the transactions contemplated herein (including, without limitation, but solely to the extent caused thereby, any cancellation of any customer, licensor, marketing, partner or similar relationships or loss of employee), (iv) any failure, in and of itself, by any Acquired Company to meet any internal projections or forecasts or revenue or earnings predictions for any past, current or future period (it being understood that the facts and circumstances contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur), (v) any change in GAAP or Law(s), (vi) any actions required to be taken or omitted hereunder and (vii) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism, except, in the case of the foregoing clauses (i), (ii), (v) and (vii), to the extent such event, change, circumstance, development or effect referred to therein has had or would reasonably be expected to have a disproportionately adverse impact on the Acquired Companies, taken as a whole, relative to other similarly situated Persons operating in the industries in which the Acquired Companies operate.

“Company Option” means each stock option (whether or not vested or exercisable) to purchase Common Stock, including any such options granted under the Equity Incentive Plan.

“Company Warrant” means a warrant that is issued and outstanding (whether or not vested or exercisable) to purchase shares of Capital Stock.

“Contract” means any contract, agreement or binding arrangement, whether written or oral.

“Control,” including the terms “Controlled by” and “under common Control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Convertible Promissory Notes” means (i) the $500,000 in aggregate principal amount of convertible promissory notes issued by the Company in November 2017 pursuant to those certain agreements dated November 30, 2017, by and among the Company and the holders party thereto, and (ii) the $1,015,000 in aggregate principal amount of convertible promissory notes issued by the Company in June 2018 pursuant to those certain agreements dated June 11, 2018, by and among the Company and the holders party thereto (the notes referred to in this clause (ii), collectively, the “2018 Notes”).

“Delaware Law” means the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, as applicable.

“Employee Plan” shall mean (a) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (b) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, consulting agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements and vacation plans; and (c) plans or arrangements providing compensation to any current or former employee, director, retiree, or independent contractor or any spouse, dependent or beneficiary thereof, which the Acquired Companies sponsor, contribute to, or provide benefits under or through such plan, or have any outstanding obligation to contribute to or provide benefits under or through such plan or have any obligation or liability, contingent or otherwise.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, hypothecation, lien, option, pledge, security interest, servitude, conditional sale or other title retention agreement, easement, encroachment, right of first refusal, adverse claim or restriction.

“Environmental Laws” means any Laws of any Governmental Authority relating to: (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“Equity Incentive Plan” means the Company’s 2016 Stock Plan.

“Equity Securities” shall mean (a) any and all shares, interests or equivalents in capital stock, equity securities or partnership, membership or other ownership interests (including limited liability company, partnership and joint venture interests, whether voting or nonvoting, and whether common or preferred) of a Person, (b) any security directly or indirectly convertible into or exchangeable or exercisable for any security described in clause (a) hereof, (c) any stock appreciation rights, phantom stock rights, profit participation or other similar rights and (d) any warrants, commitments, rights or option, directly or indirectly, to subscribe for or purchase of any of the foregoing.

“ERISA Affiliate” means any person or entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

“Estimated Adjustment Amount” means Estimated Net Working Capital minus Target Working Capital minus Estimated Closing Indebtedness plus Estimated Closing Cash minus Estimated Transaction Expenses. For the avoidance of doubt, the Estimated Adjustment Amount may be positive or negative.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.

“Founders” means Dean Eliott MD, Tomasz Stryjewski MD and Josef von Rickenbach.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended.

“Final Adjustment Amount” means Final Closing Net Working Capital minus Target Working Capital minus Final Closing Indebtedness plus Final Closing Cash minus Final Closing Transaction Expenses. For the avoidance of doubt, the Final Adjustment Amount may be positive or negative.

“Fraud” means a claim for common law fraud with a specific intent to deceive, based on a representation contained in this Agreement; provided, that, at the time such representation was made, (a) such representation was inaccurate, (b) the party making such representation had actual knowledge (with no duty of inquiry and excluding any imputed or constructive knowledge) of the inaccuracy of such representation, (c) the party making such representation intended the other party to rely on such representation and (d) the other party acted in reliance on such inaccurate representation and suffered financial injury as a result of such inaccuracy. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts based on negligence or recklessness.

“Fully Diluted Shares” means the sum of (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (including for avoidance of doubt, the shares of Common Stock issuable upon exchange of the Convertible Promissory Notes), plus (ii) the number of shares of Common Stock issuable upon conversion of all issued and outstanding shares of Preferred Stock, plus (iii) the number of shares of Common Stock issuable upon exercise of all In-the-Money Company Options outstanding immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the consummation of the Closing pursuant to the terms of the applicable In-the-Money Company Option or as approved by the Company Board), plus (iv) the number of shares of Common Stock issuable upon exercise of all In-the-Money Vested Company Warrants outstanding immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the consummation of the First Step or as approved by the Company Board).

“Fundamental Representations” means the representations and warranties set forth in Section 4.1(a) and (b) (Organization and Qualification), Section 4.2 (Authority and Enforceability), Section 4.4 (Capitalization), Section 4.10 (Taxes) and Section 4.22 (Brokers).

“GAAP” means United States generally accepted accounting principles and practices as in effect as of the relevant time.

“Governmental Authority” means any United States or foreign federal, national, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or arbitral or judicial body.

“Hazardous Substances” means: (i) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other pollutant or contaminant; and (vi) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Healthcare Laws” means all Laws the principal purpose of which is the regulation of healthcare or medical services or products and which are applicable to the Company or any of its Subsidiaries, including: (a) all Laws applicable to the operation of pharmacies and the dispensing of prescription drugs or controlled substances and any other products or services provided by the Company or any of its Subsidiaries, including but not limited to the Federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq. and the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., and any similar state Laws; (b) the Medicare statute (Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq.), the Medicaid statute (Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq.), including the Medicare Part D program and the Medicare Advantage program, the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b, the False Claims Act, 31 U.S.C. §§ 3729-3733, the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812, the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58, the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a, the 340B Drug Pricing Program, 42 U.S.C. § 256b, Laws relating to the regulation, provision, administration of, or payment for, health care products or services (including, as applicable, state anti-kickback, fee-splitting, self-referral, and corporate practice of medicine laws, workers’ compensation laws, licensure, permit or authorization), and any other federal, state or local governmental healthcare programs; (c) any criminal Laws relating to healthcare; and (d) HIPAA.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d-1320d-9) and its implementing regulations, as amended and supplemented by the Health Information Technology for Clinical Health Act of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, when each is effective.

“Holdback Amount” means $100,000.

“Immediate Family Member” of a Person means such Person’s parents, spouse, children and siblings, including adoptive relationships and relationships through marriage.

“In-the-Money Company Options” means, as of immediately prior to the Effective Time, all Company Options to the extent each such Company Option has an exercise price per share less than the Per Share Closing Consideration.

“In-the-Money Vested Company Warrant” means, as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Closing pursuant to the terms of the applicable Company Warrant or as approved by the Company Board), all Company Warrants to the extent they are (i) then vested and exercisable and (ii) have an exercise price per share less than the Per Share Closing Consideration.

“Indebtedness” means with respect to a Person, without duplication, (a) any obligations, including the principal value, accrued but unpaid interest, prepayment and redemption premiums and penalties (if any) and any fees or other payment obligations, in respect of such Person to third parties in respect of borrowed money (specifically excluding Taxes payable, trade payables and accrued expenses incurred in the ordinary course of business), (b) any obligations of such Person evidenced by any note, bond, mortgage, debenture or other debt security, (c) any obligations of such Person under outstanding performance bonds or letters of credit (to the extent drawn), (d) any earnout, contingent or deferred portion of the purchase price for property or services owed by such Person, (e) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect against fluctuations in interest rates, and (f) all indebtedness referred to in the foregoing clauses (a) through (e) which is directly or indirectly guaranteed by such Person or that is secured by the assets or properties of such Person; provided, that for the avoidance of doubt, Indebtedness shall exclude current liabilities and any Transaction Expenses (in each case, solely to the extent included in the calculation of the Estimated Adjustment Amount and the Final Adjustment Amount) and the Convertible Promissory Notes.

“Indemnified Tax” means (i) any Tax imposed on the Acquired Companies for any Pre-Closing Tax Period, (ii) any Tax of any Securityholder or any of its Affiliates for which any of the Acquired Companies or any Buyer Indemnified Party is or may be liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Merger or this Agreement, (iii) any Tax for which any Acquired Company is held liable under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group in any Pre-Closing Tax Period, (iv) any Tax of another Person for which the Company is held liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by Contract or otherwise, and (v) any Tax incurred as a result of the transactions contemplated by this Agreement, including any Transfer Taxes.

“Indemnifying Securityholders” means the holders of Capital Stock, In-the-Money Company Options and In-the-Money Vested Company Warrants.

“Indemnity Pro Rata Share” means, for each Securityholder, a percentage equal to (i) the aggregate amount of Merger Consideration actually paid to such Securityholder divided by (ii) the aggregate amount of Merger Consideration actually paid to all Securityholders.

“Independent Accountants” means RSM US LLP.

“Intellectual Property” means any and all of the following as they exist throughout the world: (i) rights in trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, applications (including intent to use applications) to register any of the foregoing and all goodwill associated therewith; (ii) Internet domain names and social media addresses and identifiers; (iii) patents and patent applications (collectively, “Patents”); (iv) copyrights in both published and unpublished works (registered and unregistered) and applications for registration; and (v) trade secret rights and know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, product roadmaps, customer lists and any other proprietary information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons who can obtain value from its disclosure or use.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” means (i) in the case of an individual, the actual knowledge or constructive knowledge of such individual after reasonable investigation, (ii) in the case of the Company, the actual knowledge or constructive knowledge of such individual after reasonable investigation of each of the Founders and Michael R. Aceti, and (iii) in the case of any other Person that is not an individual, the actual knowledge of the chief executive officer, chief financial officer and chief legal officer (or persons serving in similar capacities) of such Person; except for the second to last sentence of Section 4.12(b) and the first sentence of Section 4.12(c) whereby Knowledge means the actual knowledge of each of the Founders and Michael R. Aceti.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to an Acquired Company or which an Acquired Company otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Liability” shall mean any obligation or liability whether asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted, in each case of a nature required to be reflected on a balance sheet prepared in accordance with GAAP.

“Liens” shall mean all claims, charges, mortgages, security interests, liens, pledges and equitable interests.

“Marketable Securities” means securities meeting all of the following requirements: (i) the Acquiror is then subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, and is then current in its filing of all required reports and other information under the Exchange Act, (ii) the Equity Securities of the Acquiror that would be received by the Securityholders is then traded on a national securities exchange or over-the-counter market, and (iii) such Securityholder would not be restricted from publicly re-selling all of the Acquiror’s Equity Securities that would be received by such Securityholder, except to the extent that any such restriction (x) arises solely under federal or state securities laws, rules or regulations, or (y) under Section 6.16 or Stock Restriction Agreement, as applicable.

“Merger Consideration” means an amount equal to (i) the Base Merger Consideration plus (ii) the Milestone Consideration.

“Merger Shares” means, collectively, the Closing Shares and the Milestone Shares.

“Milestone Achievement Date” means the date that the applicable Milestone Event has been achieved or has occurred or, with respect to the Time-based Milestone, the date that the Milestone Payment for the Time-based Milestone is due or otherwise accelerated in accordance with Section 2.9(l)(i) or Section 2.10(a), whichever date is earlier.

“Milestone Consideration” means, collectively, the Milestone Payments (to the extent required to be made pursuant to the terms of this Agreement).

“Milestone Holdback Amount” means an aggregate amount of $1,500,000 of the Milestone Payments payable pursuant to the Time-based Milestone.

“Milestone Holdback Shares” means that number of shares determined by the quotient equal to the Losses (not to exceed the Milestone Holdback Amount in the aggregate) divided by the Average Closing Buyer Stock Price on the Milestone Achievement Date for the Time-based Milestone, as applicable, rounded to the nearest whole number of shares of Buyer Common Stock.

“Milestone Product” means HV001, including any improved or modified versions or derivatives thereof, and/or any product that is covered by (i) a Patent within the Company Intellectual Property at the Effective Time, (ii) a Patent licensed to any of the Acquired Companies as of the Effective Time, or (iii) any other Patent to the extent that it claims priority to any Patent described in subsection (i) or subsection (ii) (i.e., a continuation patent application or a divisional patent application of such Patent within the Company Intellectual Property or licensed to any of the Acquired Companies at the Effective Time), and it is owned by, or licensed to, any of the Acquired Companies, no matter when any such Patent is filed or issued.

“Nasdaq” means The Nasdaq Capital Market.

“NDA” means a new drug approval application as described in 21 C.F.R. § 314.50, including all amendments and supplements to the application, submitted to the FDA under Section 505(b) of the FDCA (21 U.S.C. § 355b) for approval to commercially distribute a Milestone Product in the United States.

“NDA Approval” means written approval by the FDA of an NDA pursuant to 21 C.F.R. § 314.105 for a Milestone Product and satisfaction of related applicable FDA requirements, if any, and any conditions of approval set forth in such writing.

“Net Milestone Payment” means, with respect to a Milestone Payment, an amount equal to (i) such Milestone Payment minus (ii) the corresponding Chestnut Milestone Payment Amount.

“Net Sales” means, with respect to a Milestone Product, the gross amounts invoiced or received (without duplication) by or on behalf of Reversion Entity or any of its Affiliates or licensees or sublicensees for any Milestone Product sold to third parties (other than licensees, but including wholesalers and distributors) in bona fide, arms-length transactions, as determined in accordance with GAAP, consistently applied, less the following permitted deductions with respect to such sales that are either included in the billing as a line item as part of the gross amount invoiced, or otherwise documented as a deduction in accordance with GAAP:

(a)        trade, quantity and cash discounts, rebates, allowances or credits actually given on such Milestone Product sold;

(b)        amounts repaid or credited by reason of defect, rejection, recall, or return of Milestone Product previously sold;

(c)        distribution, transportation, importation, shipping, insurance, and other handling expenses directly chargeable to sales of such Milestone Product;

(d)        retroactive price reductions or billing corrections for Milestone Product previously sold;

(e)        amounts previously included in Net Sales of such Milestone Product that are adjusted or written-off by Reversion Entity or its Affiliates or licensees as bad debt or otherwise uncollectible in accordance with the standard practices of Reversion Entity or its Affiliates or licensees for writing off uncollectible amounts consistently applied; provided, however, that if any such written-off amounts are subsequently collected, then such collected amounts will be included in Net Sales in the period in which they are subsequently collected; and

(f)        import taxes, export taxes, excises, sales taxes, value added taxes, consumption taxes, duties or other taxes imposed upon and paid (excluding income or franchise taxes of any kind) allocated to sales of such Milestone Product in accordance with Reversion Entity’s or such Affiliate’s or licensee’s standard policies and procedures consistently applied across its products, as applicable.

In the case of any sale or other disposal of a Milestone Product between or among Reversion Entity and any of its Affiliates or licensees for resale, Net Sales will be calculated only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party (other than a licensee, but including wholesalers and distributors). In the case of any sale or other disposal for value, such as barter or counter-trade, of any Milestone Product, or part thereof, other than in an arm’s length transaction exclusively for money, Net Sales will be calculated on the value of the non-cash consideration received or the fair market price (if higher) of such Milestone Product(s) in the country of sale or disposal.

Notwithstanding the foregoing, the following will not be included in Net Sales: (i) samples of Milestone Product used to promote additional Net Sales, in amounts consistent with normal business practices of the selling party; and (ii) disposal or use of Milestone Products in human clinical trials or under compassionate use, patient assistance, named patient use, or non-registrational studies or other similar programs or studies where the Milestone Product is supplied without charge.

“Out-of-the-Money Company Options” means, as of immediately prior to the Effective Time, all Company Options to the extent each such Company Option has an exercise price per share greater than the Per Share Closing Consideration, whether or not vested.

“Per Option Share Closing Consideration” means a number of shares of Buyer Common Stock equal to (a) the Per Option Share Closing Consideration Amount divided by (b) the Average Closing Buyer Stock Price as of the Closing Date

“Per Option Share Closing Consideration Amount” means, with respect to each share of Common Stock subject to an In-the-Money Company Option effective as of immediately prior to the Effective Time, the excess, if any, of (a) the Per Share Closing Consideration Amount over (b) the exercise price per share of such In-the-Money Company Option.

“Per Share Closing Consideration” means a number of shares of Buyer Common Stock equal to (a) the Per Share Closing Consideration Amount divided by (b) the Average Closing Buyer Stock Price as of the Closing Date.

“Per Share Closing Consideration Amount” means, for each share of Capital Stock (on an as-converted to Common Stock basis), an amount equal to (a) (i) the Aggregate Closing Consideration, plus (ii) the Aggregate Exercise Price divided by (b) the Fully Diluted Shares.

“Per Share Milestone Consideration” means (a) the applicable Net Milestone Payment divided by (b) the Average Closing Buyer Stock Price as of Milestone Achievement Date divided by (c) the Fully Diluted Shares.

“Per Warrant Share Closing Consideration” means a number of shares of Buyer Common Stock equal to (a) the Per Warrant Share Closing Consideration Amount divided by (b) the Average Closing Buyer Stock Price as of the Closing Date

“Per Warrant Share Closing Consideration Amount” means, with respect to each share of Common Stock subject to an In-the-Money Vested Company Warrant effective as of immediately prior to the Effective Time, an amount equal to the excess, if any, of (a) the Per Share Closing Consideration Amount over (b) the exercise price per share of such In-the-Money Vested Company Warrant.

“Permits” shall mean all permits, licenses, registrations, consents, approvals, exemptions, waivers, franchises, certificates, concessions, orders, notices or other authorizations of any Governmental Authority necessary for each of the Acquired Companies to own, lease and operate its properties and to carry on its business as currently conducted.

“Permitted Liens” shall mean the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies (x) that are not yet due or payable or (y) that are being contested in good faith; (b) (x) statutory Liens of landlords and (y) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law, in each case, arising or incurred in the ordinary course of business with respect to charges not yet due and payable; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances that individually and in the aggregate do not interfere with or impair the ordinary conduct of the business of the Company in any material respect; (e) Liens not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property; (f) zoning, building and other similar restrictions; (g) matters that would be disclosed by a survey or inspection of the real property; (h) non-exclusive licenses of Intellectual Property, and (i) purchase money Liens and Liens securing rental payments under capital lease arrangements.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of the Straddle Period ending on and including the Closing Date.

“Preferred Stock” means the Company’s Series Seed Preferred Stock, par value $0.001 per share.

“Pro Rata Share” means, for each Securityholder, a percentage equal to (i) the number of shares of Common Stock held by such Securityholder (including Common Stock issuable upon conversion or exercise of Preferred Stock, In-the-Money Company Options and In-the-Money Vested Company Warrants held by such Securityholder) divided by (ii) the Fully Diluted Shares.

“Product Divestiture” means a transaction between Buyer and another Person (other than a direct or indirect Subsidiary) in which the Person acquires (including by license) a material portion of the assets and/or Intellectual Property related to the Milestone Product in a transaction not resulting in a Buyer Change in Control.

“Registered Company Intellectual Property” shall mean all Company Intellectual Property that has been issued by, or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world, or internet domain registrar.

“Related Party,” with respect to any specified Person, means: (i) its Affiliates, any director, officer, general partner or managing member of such Person or its Affiliates; (ii) any

Immediate Family Member of a Person described in clause (i); or (iii) any other Person who holds, individually or together with any Affiliate of such other Person and any Immediate Family Member, more than ten percent (10%) of the outstanding equity or ownership interests of such specified Person.

“Requisite Stockholder Consent” means the affirmative vote of (i) the holders of a majority of the shares of Capital Stock and (ii) the holders of a majority of the outstanding shares of Preferred Stock.

“Reversion Entity” means the Person designated by the Securityholder Representative to which the rights, powers, privileges, obligations and other transferred items described in Section 2.10 shall be transferred upon the occurrence of a Reversion.

“Rule 144” means Rule 144 promulgated under the Securities Act (or any successor rule).

“SEC” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, all as the same shall be in effect at the time.

“Securityholders” means, collectively, the holders of Capital Stock, In-the-Money Company Options, In-the-Money Vested Company Warrants and any holder of shares of Common Stock issued upon the exchange of the outstanding Convertible Promissory Notes.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, association, partnership, limited liability company, trust or other entity of which fifty percent (50%) or more of the total voting power, whether by way of Contract or otherwise, of shares of capital stock or other equity interests (including limited liability company or partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly (e.g., through another Subsidiary), by (a) such Person (b) such Person and one or more of its Subsidiaries, or (c) one or more Subsidiaries of such Person. For the avoidance of doubt, a Subsidiary of a Person includes direct and indirect Subsidiaries (e.g., a Subsidiary of a Subsidiary).

“Target Working Capital” means Zero Dollars ($0.00).

“Tax Matter” means any inquiry, claim, assessment, audit or similar event with respect to Taxes relating to a Pre-Closing Tax Period for which the Securityholders may be liable under this Agreement.

“Tax Returns” means any returns, forms, statements, schedules, elections, voluntary disclosures, reports, declarations, claims for refund, information returns or other documents

(including any amendments, attachments, schedules or supplements thereto) filed or required to be filed in connection with the determination, assessment or collection of Taxes.

“Tax” (and, with correlative meaning, “Taxes”) means (i) any federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, sales, use, VAT, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental, escheat, unclaimed property, estimated or windfall profit tax, custom duty, national insurance tax, health tax or other tax or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Taxing Authority responsible for the imposition of any such tax (domestic or foreign), whether disputed or not, (ii) any Liability for the payment of any amount of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Tax period, and (iii) any Liability for the payment of any of the type described in clause (i) or (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person, by Contract or otherwise.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration of any Tax.

“Trading Day” means a day on which shares of Buyer Common Stock are traded on Nasdaq.

“Transaction Expenses” means, except as otherwise set forth in this Agreement, the sum of (a) all fees and expenses incurred by or on behalf of, or paid or payable by, the Acquired Companies, arising from or in connection with this Agreement or the Ancillary Agreements, or the consummation of the transactions contemplated hereby or thereby, including fees, expenses and commissions payable to all attorneys, accountants, financial advisors and other professionals and bankers’, brokers’ or finders’ fees for persons engaged by the Acquired Companies or any Securityholder of the Company, (b) the amount of the premium paid (or required to be paid) by the Company for the directors’ and officers’ tail liability insurance purchased by the Company in accordance with Section 6.8(b), and (c) any severance, change of control, transaction, sale, retention or similar bonuses, compensation or payments made by any Acquired Company to any current or former directors, officers, employees, independent contractors and other service providers of any Acquired Company paid or payable solely as a result of the Closing, in each case set forth in the foregoing (a) through (c), to the extent (and only to the extent) not paid in full by the Acquired Companies at or prior to the Closing and excluding in all cases the Chestnut Initial Payment Amount and the Chestnut Milestone Payment Amount.

“Unpaid Indemnified Taxes” means all Indemnified Taxes, in each case whether due prior to, on, or after the Closing, that are unpaid as of the Closing Date.

“VWAP” means the volume weighted average trading price of a publicly-traded share of equity interests in a Person as reported by Bloomberg, L.P. (which VWAP, if calculated for a multi-day period, shall be based on all trades during the primary trading session from 9:30 a.m., New York City time, to the time of the closing print on the primary exchange of that Person but in no case later than 4:10 p.m. New York City time for such period, and not an average of daily averages) or, if not reported therein, in another authoritative source mutually selected by (x) prior to the Effective Time, Buyer and the Company, or (y) after the Effective Time, Buyer and the Securityholder Representative.

“Working Capital” means an amount equal to: (a) the sum of the value of all inventory, accounts receivable, prepaid assets and all other current assets (in accordance with the Accounting Principles) of the Acquired Companies (but subject, in each case, to year-end adjustments), but excluding all Cash and Cash Equivalents; minus (b) the sum of the amount of all accounts payable, accrued expenses, accrued payroll, Unpaid Indemnified Taxes, and all other liabilities (in accordance with the Accounting Principles) of the Acquired Companies (but subject, in each case, to year-end adjustments), but excluding all Indebtedness, Transaction Expenses and deferred Tax liabilities, in each case, determined in accordance with GAAP as consistently applied by the Acquired Companies. An illustrative example of the Working Capital of the Company as of December 31, 2018 is set forth in Schedule I.

Section 1.2        Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Section

2018 Financial Statements	Section 4.6(a)(ii)
Adaptive Trial	Section 2.9(e)
Adaptive Trial Commencement Deadline	Section 2.9(e)
Affiliate Transaction	Section 4.21
Agreement	Preamble
Applicable Noteholders	Section 2.9(m)
Binding Plan	Section 2.9(l)(ii)
Balance Sheet Date	Section 4.6(a)(ii)
Buyer	Preamble
Buyer Capital Stock	Section 5.4
Buyer Closing Balance Sheet	Section 3.7(b)
Buyer Closing Cash Amount	Section 3.7(b)
Buyer Closing Indebtedness	Section 3.7(b)
Buyer Closing Net Working Capital	Section 3.7(b)
Buyer Closing Statement	Section 3.7(b)
Buyer Closing Transaction Expenses	Section 3.7(b)
Buyer Common Stock	Section 5.4
Buyer Disclosure Schedule	ARTICLE V
Buyer Indemnified Parties	Section 9.2
Buyer Measurement Date	Section 5.4
Buyer Preferred Stock	Section 5.4
Cashout Amount	Section 2.12
Ceased Development	Section 2.9(g)
Claim	Section 9.4(a)
Closing	Section 2.5
Closing Date	Section 2.5
Closing Funded Indebtedness	Section 3.5(a)

Definition	Section

Company	Preamble
Company Board	Recitals
Company Employee	Section 4.17(b)
Company Indemnified Parties	Section 9.4(a)
Company In-Licenses	Section 4.12(b)
Company Out-Licenses	Section 4.12(b)
Confidentiality Agreement	Section 6.5
Consulting Agreements	Recitals
Determination Date	Section 3.7(c)
Determination Period	Section 2.9(j)
Development Plan	Section 2.9(g)
Disclosure Schedule	ARTICLE IV
Disposition	Section 6.16(a)
Dissenting Shares	Section 3.4(a)
Effective Time	Section 2.2(a)
Estimated Closing Balance Sheet	Section 3.7(a)
Estimated Closing Cash	Section 3.7(a)
Estimated Closing Indebtedness	Section 3.7(a)
Estimated Closing Statement	Section 3.7(a)
Estimated Net Working Capital	Section 3.7(a)
Estimated Transaction Expenses	Section 3.7(a)
Excess Shares	Section 2.12
Expense Certificate	Section 3.6
Expense Fund	Section 3.1(b)
Expert	Section 2.9(j)
Final Closing Cash	Section 3.7(c)
Final Closing Indebtedness	Section 3.7(c)
Final Closing Net Working Capital	Section 3.7(c)
Final Closing Transaction Expenses	Section 3.7(c)
Financial Statements	Section 4.6(a)
First Step	Recitals
First-Step Certificate of Merger	Section 2.2(a)
First-Step Surviving Corporation	Section 2.1(a)
FLSA	Section 4.17(b)
Goodwin	Section 6.10
Indemnification Obligations	Section 9.2
Indemnified Party	Section 9.4(a)
Indemnifying Party	Section 9.4(a)
Joinder Agreements	Section 8.3(e)
Letter of Transmittal	Section 3.2(a)
Letter of Warrant Transmittal	Section 3.2(b)
Losses	Section 9.2
Material Contracts	Section 4.14(a)
Merger LLC	Preamble
Merger Sub	Preamble

Definition	Section

Merger	Recitals
Milestone Achievement Notice	Section 2.9(c)
Milestone Efforts Period	Section 2.9(d)
Milestone Event	Section 2.9(b)
Milestone Payment	Section 2.9(b)
Milestone Shares	Section 2.9(c)
Notice of Objection	Section 3.7(c)
Outside Date	Section 10.1(c)
Payoff Letters	Section 3.5(b)
Pre-Closing Period	Section 6.1(a)
Progress Report	Section 2.9(h)
PVR	Section 2.9(b)
Real Property Lease	Section 4.11(b)
Representative	Section 2.9(h)
Restrictive Covenant Agreements	Recitals
Reversion	Section 2.10
Reversion Event Trigger	Section 2.10
Reversion Material	Section 2.10(c)
SC	Section 2.9(f)
Second Effective Time	Section 2.2(b)
Second Step	Recitals
Second-Step Certificate of Merger	Section 2.2(b)
Securityholder Representative	Preamble
Selected Expert	Section 2.9(j)
Share Limit	Section 2.12
Steering Committee Charter	Section 2.9(f)
Stock Restriction Agreement	Recitals
Stockholder	Section 2.6
Straddle Period Fraction	Section 7.5
Surviving Company	Section 2.1(b)
Tax Gross up	Section 2.9(m)
Technical Failure	Section 2.10(a)
Time-based Milestone	Section 2.9(b)
Unresolved Items	Section 3.7(c)
Wind-down Period	Section 2.10(b)

ARTICLE II

THE MERGER

Section 2.1        The Merger.

(a)        Subject to the terms and conditions of this Agreement and in accordance with Delaware Law, at the Effective Time, in the First Step, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation. The surviving corporation after the First Step is sometimes referred to hereinafter as the “First-Step Surviving Corporation.”

(b)        Subject to the terms and conditions of this Agreement and in accordance with Delaware Law, at the Second Effective Time, in the Second Step, the Company shall be merged with and into Merger LLC and the separate corporate existence of the Company shall thereupon cease, and Merger LLC shall continue as the surviving company. The surviving entity after the Second Step is sometimes referred to hereinafter as the “Surviving Company.”

Section 2.2        Effective Time; Effect of the Merger.

(a)        On the Closing Date, the Company shall duly execute a certificate of merger for the First Step substantially in the form attached hereto as Exhibit C-1 (the “First-Step Certificate of Merger”) and file such First-Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law. The First Step shall become effective at such time as the First-Step Certificate of Merger, accompanied by payment of the filing fee (as provided in Delaware Law), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware, or at such subsequent time as Buyer and the Company shall agree and shall specify in the First-Step Certificate of Merger (the date and time the First Step becomes effective being the “Effective Time”).

(b)        Immediately after the Effective Time, but in any event on the same Business Day, Merger LLC shall duly execute a certificate of merger substantially in the form attached hereto as Exhibit C-2 (the “Second-Step Certificate of Merger”) and file such Second-Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware Law. The Second Step shall become effective at such time as the Second-Step Certificate of Merger, accompanied by payment of the filing fee (as provided in Delaware Law), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware, or at such subsequent time as Buyer shall specify in the Second-Step Certificate of Merger (the date and time the Second Step becomes effective being the “Second Effective Time”).

(c)        At the Effective Time, the effect of the First Step shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Merger Sub shall vest in the First-Step Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become debts and liabilities of the First-Step Surviving Corporation. At the Second Effective Time, the effect of the Second Step shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all rights and property of the First-Step Surviving Corporation and Merger LLC shall vest in the Surviving Company, and all debts and liabilities of the First-Step Surviving Corporation and Merger LLC shall become debts and liabilities of the Surviving Company.

Section 2.3        Organizational Documents.

(a)        The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be as set forth on Exhibit D hereto and the certificate of incorporation of the First-Step Surviving Corporation shall be amended to conform thereto as of the Effective Time, until thereafter amended as provided by Law and by the terms of such certificate of incorporation. Immediately following the Effective Time, the board of directors of the First-Step Surviving Corporation shall adopt bylaws of the First-Step Surviving Corporation that conform to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, by the terms of the certificate of incorporation of the First-Step Surviving Corporation and by the terms of such bylaws. Notwithstanding the foregoing, the name of the First-Step Surviving Corporation shall be “Helio Vision, Inc.” and the certificate of incorporation and bylaws of the First-Step Surviving Corporation shall so provide.

(b)        The certificate of formation of Merger LLC, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation of the Surviving Company at the Second Effective Time, until thereafter amended as provided by Law and by the terms of such certificate of formation. At the Second Effective Time, the limited liability company agreement of Merger LLC, as in effect immediately prior to the Second Effective Time, shall be the limited liability company agreement of the Surviving Company at the Second Effective Time. Notwithstanding the foregoing, the name of the Surviving Company shall be “Helio Vision, LLC” and the certificate of formation and limited liability company agreement of the Surviving Company shall so provide.

Section 2.4        Board Representatives and Officers.

(a)        At the Effective Time and by virtue of the First Step, the members of the board of directors of Merger Sub and the officers of Merger Sub immediately prior to the Effective Time shall be the initial members of the board of directors of the First-Step Surviving Corporation and the officers of the First-Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First-Step Surviving Corporation.

(b)        Todd Brady, Ph.D., M.D. and Joshua Reed shall be the Managers (as defined in the limited liability company agreement of the Surviving Company) of the Surviving Company. The officers of Merger LLC immediately prior to the Second Effective Time shall be the officers of the Surviving Company immediately after the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving Company.

Section 2.5        Closing. The closing of the First Step (the “Closing”) shall occur at 8:00 a.m. Boston time, on the Business Day after all of the conditions set forth in ARTICLE VIII shall have been satisfied or, if permissible, waived by the parties entitled to the benefit of the same (other than those that by their terms are to be satisfied or waived at the Closing), or at such other place, time and date as may be mutually acceptable to Buyer and the Company (the “Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, 100

Northern Avenue, Boston, Massachusetts 02210, or at such other place as agreed to by Buyer and the Company.

Section 2.6        Effect on Capital Stock. As of the Effective Time or Second Effective Time, as applicable, by virtue of the Merger and without any action on the part of the holders of any Capital Stock (each a “Stockholder,” and collectively, the “Stockholders”), any holders of capital stock of Merger Sub, or any holders of membership interest of Merger LLC:

(a)        Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the First Step and without any action on the part of the holder thereof, be converted into one (1) fully paid and nonassessable share of common stock, par value $0.0001 per share, of the First-Step Surviving Corporation following the First Step, and such shares shall constitute the only outstanding shares of capital stock of the First-Step Surviving Corporation. At the Second Effective Time, each share of common stock of the First-Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and extinguished without any conversion thereof and each membership interest of Merger LLC issued and outstanding immediately prior to the Second Effective Time shall continue to evidence ownership of such interests of the Surviving Company.

(b)        Each share of Capital Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) will, by virtue of the First Step and without any action on the part of the holder thereof, be converted into the right to receive (i) the Per Share Closing Consideration, (ii) subject to Section 2.9, the Per Share Milestone Consideration, and (iii) any disbursements from the Expense Fund in accordance with Section 3.8. As of the Effective Time, all such shares of Capital Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and subject to Section 3.4 with respect to any Dissenting Shares, each holder of Capital Stock shall cease to have any rights with respect thereto, except the right to receive (subject to any adjustments specified herein), upon the surrender of a Certificate and Letter of Transmittal as described in Section 3.2, the amounts specified in this Section 2.6(b).

Section 2.7        Treatment of Company Options and the Equity Incentive Plan. At the Effective Time, each In-the-Money Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will be canceled in exchange for the right to receive, per share of Common Stock subject to such In-the-Money Company Option as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Closing) (i) the Per Option Share Closing Consideration, (ii) subject to Section 2.9, the Per Share Milestone Consideration, and (iii) any disbursements from the Expense Fund in accordance with Section 3.8, and such In-the-Money Company Options thereupon shall no longer represent the right to purchase Common Stock or any other Equity Security of the Company, Buyer, the Surviving Company or any other Person or the right to receive any other consideration; provided, that each payment under this Section 2.7 shall be made in accordance with Treasury Regulation 1.409A-3(i)(5)(iv)(A), and to the extent that any payment under this Section 2.7 would be made later than five (5) years following the Effective Time such payment shall not be made except to the extent such amounts remain subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code. At the Effective Time, all Out-of-

the-Money Company Options outstanding immediately prior to the Effective Time shall be canceled and thereupon shall no longer represent the right to purchase Common Stock or any other Equity Security of the Company, Buyer, the Surviving Company or any other Person or the right to receive any other consideration, and the Company shall take all actions necessary to provide for the above described treatment of Company Options and to terminate the Equity Incentive Plan as of the Effective Time.

Section 2.8        Treatment of Company Warrants. At the Effective Time, pursuant to the Warrantholder Joinder Agreement attached hereto as Exhibit M, each In-the-Money Vested Company Warrant outstanding immediately prior to the Effective Time that has not been exercised will be canceled in exchange for the right to receive, per share of Capital Stock subject to such In-the-Money Vested Company Warrant as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the First Step) (i) the Per Warrant Share Closing Consideration, (ii) subject to Section 2.9, the Per Share Milestone Consideration, and (iii) any disbursements from the Expense Fund in accordance with Section 3.8, and such In-the-Money Vested Company Warrant thereupon shall no longer represent the right to purchase Capital Stock or any other Equity Security of the Company, Buyer, the Surviving Company or any other Person or the right to receive any other consideration. At the Effective Time, all Company Warrants that are not In-the-Money Vested Company Warrants and are outstanding immediately prior to the Effective Time shall be canceled and thereupon shall no longer represent the right to purchase Capital Stock or any other Equity Security of the Company, Buyer, the Surviving Company or any other Person or the right to receive any other consideration.

Section 2.9        Milestones.

(a)        The Merger Consideration includes the right to receive contingent consideration, which shall be paid to the Securityholders and Chestnut, in the manner described in ARTICLE III, and at the times and if, and only if, the conditions to such contingent payments described in this Section 2.9 are satisfied.

(b)        Upon the first occurrence of any of the events set forth in the table below under “Milestone Event” (each, a “Milestone Event”), Buyer will be obligated to make the payment set forth in the table below under “Milestone Payment” that is opposite the Milestone Event that has occurred (such amount, a “Milestone Payment”), which Milestone Payment shall be made in accordance with Section 2.9(c).

Milestone Event	Milestone Payment
24 months following the Closing Date (the “Time-based Milestone”)	$2,500,000*
NDA Approval for the prevention and/or treatment of proliferative vitreoretinopathy or a substantially similar label (“PVR”) prior to the 10th anniversary of the Closing Date	$10,000,000
NDA Approval of an indication (other than PVR) prior to the 12th anniversary of the Closing Date	$2,500,000

* The Time-based Milestone may be offset by Losses recoverable pursuant to ARTICLE IX and Buyer may holdback that portion of the Milestone Holdback Amount that is determined, in the reasonable good faith judgment of Buyer, to be necessary to satisfy all unsatisfied or disputed Claims for indemnification in accordance with ARTICLE IX. Buyer shall cause its transfer agent to issue, within five (5) Business Days following resolution of such Claims, to the Indemnifying Securityholders, based on their Pro Rata Share as set forth in the Consideration Spreadsheet, that number of Milestone Holdback Shares representing any portion of the Milestone Holdback Amount that is heldback in accordance with the immediately preceding sentence following the date the Time-based Milestone would otherwise be payable with respect to pending but unresolved Claims for indemnification that is not awarded to Buyer upon the resolution of such Claims. For the avoidance of doubt, the Securityholder Representative shall be entitled to dispute such Claims in accordance with ARTICLE IX, and Buyer’s holdback of any portion of the Milestone Holdback Amount shall not be determinative of the validity of any such Claims.

(c)        Milestone Payments shall be payable by Buyer in shares of Buyer Common Stock (such shares, the “Milestone Shares”). The number of Milestone Shares payable upon the achievement of a Milestone Event shall equal (i) the dollar value of the applicable Milestone Payment divided by (ii) the Average Closing Buyer Stock Price as of the Milestone Achievement Date. Promptly after the occurrence of a Milestone Event (and in any event, no later than five (5) Business Days after a Milestone Event), Buyer will deliver a notice of the occurrence of such Milestone Event to the Securityholder Representative and Chestnut (a “Milestone Achievement Notice”). Within five (5) Business Days following the delivery of a Milestone Achievement Notice, Buyer shall cause its transfer agent to issue the Milestone Shares from Buyer’s authorized and unissued shares of Buyer Common Stock representing (i) the Per Share Milestone Consideration to the Securityholders and (ii) the applicable Chestnut Milestone Payment Amount to Chestnut, as set forth in the Consideration Spreadsheet.

(d)        During the period beginning on the Closing Date and ending on the date on which each of the Milestone Events has been achieved or can no longer be achieved (the “Milestone Efforts Period”), Buyer will use (or to the extent applicable or appropriate cause its applicable Affiliate, including, if applicable, after the Closing, the Surviving Company, to use) Commercially Reasonable Efforts to develop and seek regulatory approval for at least one (1) Milestone Product for the treatment of PVR and another indication in the United States. Without limiting the generality of the foregoing, during the Milestone Efforts Period, Buyer will use (or to the extent applicable or appropriate cause its applicable Affiliates to use) Commercially Reasonable Efforts to execute, perform, or cause to be performed, the then current Development Plan, in accordance with the timelines set forth therein. Notwithstanding anything to the contrary in this Agreement, activities conducted by Buyer, any of its Affiliates and any of its or their licensees and sublicensees will be considered as Buyer’s activities under this Agreement for purposes of determining whether Buyer has complied with its obligations to use Commercially Reasonable Efforts to develop and seek regulatory approval for at least one (1) Milestone Product for the treatment of PVR and another indication in the United States and for purposes of determining whether Buyer has complied with its other diligence obligations under this Agreement, including, without limitation, those described in subsection (e) directly below. For clarity, the preceding sentence is not intended to modify the obligations of an Acquiror under Section 2.9(l).

(e)        No later than December 31, 2019 (the “Adaptive Trial Commencement Deadline”), Buyer shall Commence an adaptive clinical trial for a Milestone Product for the purpose of confirming the efficacy signals (the “Adaptive Trial”). Buyer and Company agree that a minimum of fifty (50) patients dosed with the Milestone Product will be enrolled in the Adaptive Trial and a minimum of one hundred (100) patients dosed with the Milestone Product will be enrolled in the confirmatory pivotal trial for the Milestone Product (as described in more detail in the Development Plan). Buyer shall ensure that the Adaptive Trial and the confirmatory pivotal trial fully comply with such minimum enrollment requirements. Any extension of the Adaptive Trial Commencement Deadline must be approved by the SC (as defined below), including a majority of the Founders (or their successors) then serving on the SC, or if the SC is no longer actively meeting, the Securityholder Representative. Notwithstanding the foregoing, upon written notice to the SC or the Securityholder Representative, as applicable, by Buyer, the Adaptive Trial Commencement Deadline will be extended, on a day-for-day basis, for actual, documented delays in the Commencement of the Adaptive Trial that are outside Buyer’s control, including due to a material safety issue relating to such Milestone Product, a clinical hold relating to such Milestone Product, a force majeure event, or an injunction imposed by a Governmental Authority of competent jurisdiction (in each case, only if such event is outside of Buyer’s control); provided, that Buyer at all times continues to use Commercially Reasonable Efforts to overcome or remedy such delay so as to allow the Commencement of the Adaptive Trial as soon as reasonably practicable.

(f)        Promptly after the Closing Date, Buyer will establish a steering committee (the “SC”), comprised of the individuals set forth in, and governed in accordance with, the Steering Committee Charter attached hereto as Exhibit E (the “Steering Committee Charter”).

(g)        The initial development and program transition plan for the Milestone Products is attached hereto as Exhibit F (the “Development Plan”). Subject to approval of the SC, Buyer will have the right to amend the then current Development Plan from time to time in good faith in order to reflect Buyer’s and/or its applicable Affiliates’ proposed actions relating to the development and regulatory approval for the Milestone Products. In addition to the foregoing, Buyer will provide written notice to the Securityholder Representative if Buyer elects to cease, and cause all Buyer Parties to cease, developing all Milestone Products at any time during the Milestone Efforts Period (“Ceased Development”), which shall trigger a Reversion Event Trigger pursuant to Section 2.10.

(h)        Until the earlier of (i) two (2) years following the Closing Date and (ii) the end of the Milestone Efforts Period, the SC shall not be disbanded. For so long as the SC is actively meeting in accordance with the Steering Committee Charter, Seller’s representative on the SC will deliver to the Securityholder Representative, within forty-five (45) days after the end of each calendar quarter, (i) the then-current Development Plan, and (ii) a report (a “Progress Report”) summarizing in reasonable detail and on a reasonably current basis all material developments relating to the achievement of the Milestone Events that have occurred since the date of the previous Progress Report. In addition, for so long as the SC is actively meeting in accordance with the Steering Committee Charter and during the Milestone Efforts Period, Buyer agrees to make available its officers, directors, employees, Affiliates, attorneys, investment bankers, financial advisers, and agents (“Representatives”) to meet with the Securityholder Representative upon reasonable advance written notice from the Securityholder Representative and during normal business hours for the purpose of discussing Buyer’s progress under the then current Development Plan. Each such meeting shall be held either telephonically or at the Buyer’s principal business office. The Securityholder Representative may make no more than two (2) requests per calendar year to meet with the Buyer under this Section 2.9(h).

(i)        If the SC is no longer actively meeting in accordance with the Steering Committee Charter (either by reason of dissolution of the SC or otherwise), within forty-five (45) days after the end of each calendar quarter, Buyer will deliver to the Securityholder Representative (i) the then-current Development Plan, and (ii) a Progress Report. After the dissolution of the SC (or if the SC is not actively meeting in accordance with the Steering Committee Charter) and during the Milestone Efforts Period, Buyer agrees to make available its Representatives to meet with the Securityholder Representative upon reasonable advance written notice from the Securityholder Representative and during normal business hours for the purpose of discussing Buyer’s progress under the then current Development Plan. Each such meeting shall be held either telephonically or at the Buyer’s principal business office. The Securityholder Representative may make no more than two (2) requests per calendar year to meet with the Buyer under this Section 2.9(i). Notwithstanding the foregoing, following termination of the Milestone Efforts Period, the requirements of Section 2.9(h) and this Section 2.9(i) shall cease to be of further force or effect.

(j)        In the event the Securityholder Representative in good faith believes that Buyer has (i) breached its obligations under Section 2.9(d) or (e) or (ii) Ceased Development, the Securityholder Representative will provide Buyer with written notice thereof, which notice will specify in reasonable detail the nature of such breach or Cessation of Development. Following receipt of such notice, Buyer and the Securityholder Representative shall have thirty (30) days to resolve the matter in question and if it is not resolved, such matter will be submitted for arbitration to a disinterested individual who has appropriate scientific, technical and regulatory expertise (as relevant) to resolve any dispute referred to him or her under this Section 2.9 (a “Expert”) who is mutually agreed to by Buyer and the Securityholder Representative. If the Buyer and the Securityholder Representative cannot agree on a mutually acceptable Expert within thirty (30) days after either party has determined that the parties cannot reach agreement with respect to a dispute, then within five (5) Business Days after the expiration of such thirty (30) day period, each of the Buyer and the Securityholder Representative shall appoint one (1) Expert who shall jointly select a third Expert within five (5) Business Days after the last to occur of their respective appointments to arbitrate the referred matter. The Expert mutually agreed by the parties or, if the parties cannot agree, the third Expert selected by the party-appointed Experts is referred to as the “Selected Expert.” Buyer and the Securityholder Representative shall instruct the Selected Expert to determine as promptly as practicable but in no event later than thirty (30) days after such person’s appointment (the “Determination Period”) whether Buyer (i) breached its obligations under Section 2.9(d) or (e) or (ii) Ceased Development. The Selected Expert’s determination shall be made based on the submission of documents by the parties unless the Selected Expert determines that an oral hearing is necessary. The Selected Expert shall determine deadlines (which Buyer and the Securityholder Representative shall deem to be fair and appropriate) within the Determination Period for submitting documents and dates, if any, of oral hearings. Each of Buyer and the Securityholder Representative (on behalf of the Securityholders) shall pay its own expenses of arbitration, and the fees, costs and expenses of the Selected Expert shall be equally shared between Buyer and the Securityholder Representative

(on behalf of the Securityholders). Any decision rendered by the Selected Expert shall be final and binding upon the parties. All proceedings conducted by the Selected Expert shall take place in Boston, Massachusetts.

(k)        If the Selected Expert determines that Buyer has (i) breached its obligations under Section 2.9(d) or (e) or (ii) Ceased Development, a Reversion Event Trigger shall be deemed to have occurred pursuant to Section 2.10.

(l)        Upon a Buyer Change in Control or a Product Divestiture, the acquirer or successor entity in such Buyer Change in Control or Product Divestiture (the “Acquiror”) shall assume all applicable obligations of Buyer under this Agreement and each Ancillary Agreement (and shall be deemed to be Buyer for purposes hereof and thereof without relieving Buyer of its obligations hereunder and thereunder) and:

(i)        the Milestone Payment for the Time-based Milestone shall be accelerated, and all shares of Buyer Common Stock issuable in connection therewith shall be issued and become freely tradeable, subject to applicable security laws, (which, (A) in the case of a Buyer Change in Control that is approved by the Board of Directors of Buyer, such acceleration shall be effective as of the public announcement of the execution of a definitive agreement approved by Board of Directors of Buyer relating to such Buyer Change in Control, (B) in the case of a Buyer Change in Control that is not approved by the Board of Directors of Buyer, such acceleration shall be effective upon the closing of such Buyer Change in Control and shall be paid in Equity Securities of the Acquiror (provided that if such Equity Securities of Acquiror are not Marketable Securities, such Milestone Payments shall be paid in cash if elected in writing by the Securityholder Representative), and (C) in the case of a Product Divestiture, such acceleration shall be effective prior to such Product Divestiture such that the Milestone Payment for the Time-based Milestone will be satisfied in shares of Buyer Common Stock and not capital stock of the Acquiror);

(ii)        the Development Plan that was in effect prior to the execution of the definitive agreement for such Buyer Change in Control or Product Divestiture (without giving effect to any revisions to such Development Plan made in anticipation or contemplation of, or in connection with, such Buyer Change in Control or Product Divestiture) (the “Binding Plan”) shall become binding on the Acquiror (and not subject to further modification), and the remaining Milestone Payments shall become payable in cash or in Equity Securities of the Acquiror, as determined by the Acquiror (provided that if such Equity Securities of Acquiror are not Marketable Securities, such Milestone Payments shall be paid in cash if elected in writing by the Securityholder Representative) upon the earliest to occur of:

(1)        the Acquiror’s failure to expressly assume Buyer’s obligations (as modified herein) in connection with such transaction;

(2)        the Acquiror’s breach of Section 2.9(d) or (e) or Acquiror has Ceased Development;

(3)        the Acquiror’s failure to materially comply with the material provisions of the Binding Plan, including any deadlines therein;

(4)        the Acquiror subsequently undergoes a Acquiror Change in Control or Acquiror Product Divestiture; and

(5)        the applicable Milestone Events otherwise being achieved.

(m)        Notwithstanding the foregoing, if such Milestone Payments are paid in cash, rather than Equity Securities of Acquiror, each Milestone Payment made to the former holders of the 2018 Notes (“Applicable Noteholders”) with respect to the shares of Common Stock issued upon exchange of the 2018 Notes, which is subject to U.S. federal income taxation at short-term capital gains rates rather than long-term capital gains rates, shall be grossed up such that Buyer or Acquiror, as applicable, shall pay and the Applicable Noteholders will receive the same amount of cash of Milestone Payments on an after tax basis that they would have received on an after tax basis had such Milestone Payments been subject to long-term capital gains rates rather than short-term capital gains rates; provided, that the aggregate amount of the gross up paid to such Applicable Noteholders shall in no event exceed $1,000,000 (the “Tax Gross up”). If the total amount needed to gross up the Applicable Noteholders exceeds the Tax Gross up amount, then the Applicable Noteholders shall share the total Tax Gross up amount ratably.

Section 2.10        Reversion. In the event that Buyer has (i) breached its obligations under Section 2.9(d) or (e) or (ii) Ceased Development (in any case, a “Reversion Event Trigger”), then, subject to Section 2.9(j), the Securityholder Representative will have the right, in its sole discretion upon written notice to Buyer to pursue the remedies set forth in this Section 2.10. Such written notice from the Securityholder Representative following a Reversion Event Trigger shall be deemed to cause a “Reversion” to occur. The following will apply in the event of a Reversion:

(a)        the Milestone Payment for the Time-based Milestone shall be accelerated, and all shares of Buyer Common Stock or other consideration issuable in connection therewith shall be issued, provided, however, that if Buyer ceases development of the Milestone Products because of (i) a material safety issue or (ii) if Buyer has used Commercially Reasonable Efforts but has been unable to design a confirmatory pivotal trial for the Milestone Product with at least eighty percent (80%) statistical power with two hundred (200) patients in the drug arm of such trial (each of (i) and (ii), a “Technical Failure”), then the Milestone Payment for the Time-based Milestone shall not be accelerated or payable pursuant to this subsection (a) and Buyer shall be entitled to a royalty pursuant to Section 2.11 following such Reversion.

(b)        Except as may otherwise be agreed in writing by the parties, Buyer and each other Buyer Party will be responsible at its own expense for an orderly wind-down, in accordance with accepted pharmaceuticals industry norms and ethical practices, of any then on-going clinical trials relating to the Milestone Products (the “Wind-down Period”).

(c)        At the end of the Wind-down Period, should any Buyer Party have upon the occurrence of the Reversion any inventory of Milestone Products, or any components thereof, suitable for use in clinical trials or for commercialization (“Reversion Material”),

Buyer and its Affiliates will, and will request that the other applicable Buyer Parties will offer in writing to sell Reversion Material to the Reversion Entity at the Buyer Party’s fully-allocated cost of manufacturing, and the Reversion Entity will be under no obligation to purchase the same unless it agrees to do so in writing at such time. If the Reversion Entity fails to respond to such offer in writing within twenty (20) Business Days, the Reversion Entity will be deemed to have elected not to purchase such Reversion Material. NONE OF BUYER, ITS AFFILIATES OR ANY OTHER BUYER PARTIES MAKES ANY WARRANTIES, AND HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS, IMPLIED, OR STATUTORY, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT, AND ALL WARRANTIES ARISING OUT OF COURSE OF DEALING, COURSE OF PERFORMANCE, OR USAGE IN TRADE, WITH RESPECT TO ANY AND ALL REVERSION MATERIAL SOLD TO THE REVERSION ENTITY.

(d)        Following the end of the Wind-down Period (i) Buyer and the Buyer Parties will have no further rights to use any Company Intellectual Property existing as of the Effective Time or any Patent that claims priority directly, in whole but not in part, to any Patent within the Company Intellectual Property existing as of the Effective Time, no matter when such Patent was filed or issued, and (ii) Buyer and the Buyer Parties will not continue to research, develop, manufacture or commercialize any Milestone Products.

(e)        At the end of the Wind-down Period, Buyer and its Affiliates will, and will cause the other Buyer Parties , to (i) to the extent assignable by them, assign and provide one (1) copy to the Reversion Entity, of all regulatory approvals, regulatory filings, regulatory documents and regulatory communications created or generated directly by them for the Milestone Products in the course of developing the Milestone Products, (ii) provide to the Reversion Entity one (1) copy of all material documents contained in or referenced in any such items, and (iii) provide the Reversion Entity with a copy of the raw and summarized data for any clinical trials primarily related to a Milestone Product (and where reasonably available, electronic copies thereof). In the event of failure to obtain such assignment at the end of the Wind-down Period, Buyer hereby consents and grants and will cause the Buyer Parties to consent and grant, to the Reversion Entity the right to access and reference any such item.

(f)        At the end of the Wind-down Period, at the Reversion Entity’s election, Buyer and its Affiliates will, and will cause the other Buyer Parties to, use reasonable best efforts to assign to the Reversion Entity all then-existing manufacturing Contracts with third party contract manufacturers that relate solely to the manufacture of any Milestone Products and for any such then-existing manufacturing Contracts that do not relate solely to the manufacture of any Milestone Product, to discuss in good faith with the Reversion Entity the assignment to the Reversion Entity of only such portions of such Contracts that do solely relate thereto, or alternatively how the Reversion Entity may otherwise be able to utilize the applicable third party contract manufacturer in connection with the manufacturing of Milestone Products. Upon any such assignment of a manufacturing Contract to Reversion Entity, the Reversion Entity will assume in writing all liabilities, obligations and payments arising or that become due and payable from and after the effectiveness of such assignment with respect thereto. After such assignment, the Reversion Entity will be responsible for the performance of the liabilities, obligations and payments under such manufacturing Contracts arising or that become due and payable from and after the effectiveness of such assignment with respect thereto.

(g)        At the end of the Wind-down Period, Buyer and its Affiliates will assign, and will cause the other Buyer Parties to assign, to the Reversion Entity all Company Intellectual Property in existence as of the Effective Time and any Patent that claims priority directly, in whole but not in part, to any Patent within the Company Intellectual Property existing as of the Effective Time, no matter when any such Patent was filed or issued. The Reversion Entity will have at its expense the sole and exclusive right to prosecute, maintain, defend and enforce all Patents in the Company Intellectual Property (and other Patent claiming priority thereto) that are assigned to the Reversion Entity pursuant to the foregoing. For purposes of all those activities, the Reversion Entity will be treated as the owner of such Patents and will be solely responsible for its costs and retain any recoveries resulting from any of these activities.

(h)        With respect to any other Intellectual Property owned by or licensed to Buyer or the Buyer Parties that is necessary for the research, development, manufacturing or commercialization of a Milestone Product, if the Reversion Entity requests during the Wind-down Period, Buyer and its Affiliates will use commercially reasonable efforts to, and will cause the other Buyer Parties’ to use commercially reasonable efforts to, (i) in the case of owned Intellectual Property, grant a nonexclusive, sublicensable license to the Reversion Entity under such Intellectual Property to research, develop, manufacture, have manufactured, use, import, sell, offer for sale, commercialize, and otherwise exploit the Milestone Product, and (ii) in the case of in-licensed Intellectual Property, assign and transfer to the Reversion Entity, its and/or their right, title and interest in and to any then-existing agreements between Buyer or any of the Buyer Parties and such other Persons that relate solely to the research, development, manufacture or commercialization of any Milestone Product (including any third party licenses or sublicenses) and for any such then-existing agreement that does not relate solely to the research, development, manufacture or commercialization of any Milestone Product, to discuss in good faith with the Reversion Entity to assign (or sublicense, if applicable) to the Reversion Entity only such portions of such agreements that do solely relate thereto. After any such assignment or sublicense, the Reversion Entity will be solely responsible for the performance of the liabilities and obligations (including payment obligations) arising from and after or that become due and payable after the effectiveness of such assignment or sublicense with respect thereto.

(i)        If a Reversion has occurred, the remedies described above in this Section 2.10 shall be the sole recourse for Buyer’s or Acquiror’s breach of its obligations under Section 2.9 or in connection with Ceased Development, provided, that this Section 2.10(i) shall not be deemed a waiver by any party hereto of its right to seek specific performance or injunctive relief in the case of a failure by a party hereto to comply with the covenants made by such other party hereto (other than with respect to Section 2.9 or Ceased Development). For the sake of clarity, in no event shall Buyer owe any Milestone Payments in the event of a Reversion, except as expressly provided in Section 2.10(a).

(j)        Reversion Entity shall indemnify, defend and hold Buyer and the Buyer Parties and each of their respective employees, officers, directors and agents harmless from and against any and all third party liabilities, damages, losses, costs and expenses (including reasonable attorneys’ fees) to the extent arising out of third party claims or suits related to development, commercialization, manufacturing or other activities conducted by Reversion Entity or its Affiliates or licensees after the end of the Wind-down Period in connection with any Milestone Product except to the extent such third party claims or suits arise from the acts or omissions of Buyer or the Buyer Parties or their respective employees, officers, directors and agents prior to the Reversion.

For avoidance of doubt, for purposes of this Section 2.10 Buyer shall be deemed to include any Acquiror after any Buyer Change in Control or Product Divestiture.

Section 2.11        Royalty. In the event that a Reversion occurs due to a Technical Failure, the following terms shall apply:

(a)        Reversion Entity shall pay to Buyer a quarterly royalty equal to three percent (3%) of Net Sales; provided, however, that such payment obligation shall cease when the aggregate royalty payments made to Buyer pursuant to this equals the aggregate value of the shares issued (at the time of issuance) or amounts paid by Buyer to the Securityholders under this Agreement.

(b)        Royalty obligations under Section 2.11(a) shall accrue at the time the sale of Milestone Product is made, or invoice is delivered, whichever is earliest, and royalty payment obligations that have accrued during a particular calendar quarter shall be paid within forty-five (45) days after the end of such calendar quarter. Reversion Entity’s obligation to pay royalties under this Section 2.11 is imposed only once with respect to the same unit of Milestone Product. At the time it makes a payment under this Section 2.11(b), Reversion Entity shall deliver to Buyer a written report describing the calculation of the amounts owed to Buyer for such calendar quarter.

(c)        All payments to Buyer under this Section 2.11 shall be made by deposit of Dollars by wire transfer in immediately available funds in the requisite amount to such bank account as Buyer may from time to time designate by notice to Reversion Entity. With respect to sales outside the U.S., royalty amounts shall first be calculated in the currency of sale, and then such amounts shall be converted into Dollars using the average exchange rates as calculated and utilized by Reversion Entity’s reporting systems.

(d)        Reversion Entity shall keep accurate and complete records of all financial and other information needed to calculate Net Sales and/or any payments due to Buyer under this Section 2.11. Reversion Entity shall retain records relating to Net Sales and/or any payments made to Buyer under this Section 2.11 during the three (3) preceding calendar years. At Buyer’s request, such records shall be made available for inspection, review and audit, during normal business hours and with reasonable advance notice to Reversion Entity, by an independent certified public accountant, or the local equivalent, appointed by Buyer and reasonably acceptable to Reversion Entity, for the purpose of verifying the accuracy of Reversion Entity’s accounting reports and payments pursuant to this Section 2.11 and report to Buyer the findings (but not the underlying data) of said examination of records as are necessary to evidence that Reversion Entity has complied with its payment and other financial obligations under this Section 2.11. A copy of any report provided to Buyer by the accountant shall be given concurrently to Reversion Entity. Buyer may perform such an audit no more than once per calendar year. Buyer shall be responsible for all costs and expenses incurred in performing any such audit unless the audit discloses at least a five percent (5%) shortfall, in which case Reversion Entity shall bear the full cost of the audit. Buyer shall be entitled to recover any shortfall in payments as determined by such audit, plus interest thereon, at a per annum rate of one percent (1%) above the average of the prime rate as published in the Wall Street Journal during the ninety (90) days immediately preceding the due date of such overdue payment, or if lower, the maximum rate allowed by applicable Laws. If said examination of records reveals any overpayment(s) of royalties, then Buyer shall credit the amount overpaid against Reversion Entity’s future royalty payment(s).

Section 2.12        Cashout. Notwithstanding anything herein to the contrary (including this ARTICLE II and ARTICLE III), if the aggregate number of shares of Buyer Common Stock issuable hereunder (including, for the avoidance of doubt, issuable to Chestnut) is more than 5,248,885 shares of Buyer Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares, the “Share Limit”), then the number of shares of Buyer Common Stock issuable hereunder in excess of such Share Limit (the “Excess Shares”) shall be reduced to zero and each Securityholder shall instead receive in lieu such Buyer Common Stock an amount in cash equal to (i) the number of Excess Shares issuable to such Person in accordance with this ARTICLE II multiplied by (ii) the Average Closing Buyer Stock Price as of such date (the “Cashout Amount”) (and Buyer shall, in lieu of transferring or depositing such shares of Buyer Common Stock, instead pay or deposit the applicable Cashout Amount, including for purposes of Section 2.9(c), Section 3.1(a), Section 3.1(b) and Section 3.7(d)). Notwithstanding the foregoing, if the payment of the Cashout Amount or the payment of Milestone Payments that are made in other than Buyer Common Stock pursuant to Section 2.9(l) could cause the Merger to cease to be a reorganization within the meaning of Code Section 368(a)(1)(A) as determined in the Securityholder Representative’s sole discretion, then the Securityholders shall have the choice to either take the Cashout Amount and/or the payment of Milestone Payments that are made in other than Buyer Common Stock pursuant to Section 2.9(l), or forfeit all or a portion of the Cashout Amount and/or the payment of Milestone Payments that are made in other than Buyer Common Stock pursuant to Section 2.9(l) that the Securityholder Representative determines is necessary to maintain the reorganization treatment of the Merger within the meaning of Code Section 368(a)(1)(A).

ARTICLE III

PAYMENT FOR SECURITIES

Section 3.1        Payment for Capital Stock, Company Options and Company Warrants.

(a)        At the Closing, Buyer shall keep available for issuance that number of authorized but unissued shares of Buyer Common Stock equal to the Aggregate Closing Share Consideration to be issued to the Securityholders (i) with respect to holders of shares of Capital Stock, upon receipt of the Letter of Transmittal as described in Section 3.2(a), (ii) with respect to holders of Company Warrants, upon receipt of the Letter of Warrant Transmittal as described in Section 3.2(b), and (iii) with respect to holders of Company Options, promptly following Closing (and in any event, within five (5) Business Days), as applicable. All such payments to holders of In-the-Money Company Options shall be subject to any applicable withholding Taxes, which shall be accomplished through net share settlement. Except for such withholding Taxes, the recipient of any payments payable pursuant to this Agreement is solely responsible for any and all liabilities for Taxes that may arise with respect to any Merger Consideration or other amounts payable pursuant to this Agreement.

(b)        At the Effective Time, Buyer shall instruct its transfer agent deposit into an account designated by the Securityholder Representative a number of shares of Buyer Common Stock equal to (i) $300,000 (the “Expense Fund”) divided by (ii) the Average Closing Buyer Stock Price as of the Closing Date. The Expense Fund may be used (subject to applicable securities laws) at any time by the Securityholder Representative to fund any expenses incurred by it in the performance of its duties and obligations hereunder, under the Ancillary Agreements (if any) or otherwise in connection with the transactions contemplated hereby or thereby subject to a six (6) month lock-up on the same terms as Section 6.16, unless Buyer brings a claim for indemnification pursuant to Article IX hereof. The Securityholder Representative may publicly re-sell shares of Buyer Common Stock held in the Expense Fund in its discretion and such shares of Buyer Common Stock shall not be subject to any restrictions other than those that arise solely under federal or state securities laws, rules or regulations. The Securityholder Representative will not be liable for any loss of principal of the Expense Fund other than as a result of his willful breach, Actual Fraud, gross negligence or willful misconduct.

Section 3.2        Payment of Merger Consideration.

(a)        Prior to the Closing Date, the Company and Buyer shall deliver, or cause to be delivered, to each holder of record of outstanding shares of Capital Stock immediately prior to the Effective Time, whose shares will be converted at the Effective Time into the right to receive the applicable Merger Consideration as set forth in the Consideration Spreadsheet a letter of transmittal in the form attached hereto as Exhibit G (the “Letter of Transmittal”), which specifies (i) that delivery shall be effected, and risk of loss and title to shares of Capital Stock shall pass, only upon proper delivery to Buyer or its legal counsel of the Letter of Transmittal (and, to the extent such shares of Capital Stock are evidenced by a Certificate, such Certificate) and (ii) instructions for use in effecting the delivery of a Letter of Transmittal (and, to the extent such shares of Capital Stock are evidenced by a Certificate, surrender of such Certificate) in exchange for the applicable Merger Consideration as set forth in the Consideration Spreadsheet. Upon delivery of the Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto (and, to the extent such shares of Capital Stock are evidenced by a Certificate, surrender of such Certificate) and such other documents as may be required pursuant to such instructions to Buyer or its legal counsel, the holder of such shares of Capital Stock shall be entitled to promptly receive (and in any event, within five (5) Business Days) the consideration set forth in Section 2.6(b)(i) in book entry form with appropriate legends and the Certificate so surrendered, or the book entry of the Capital Stock, shall be canceled.

(b)        Prior to the Closing Date, the Company and Buyer shall deliver, or cause to be delivered, to each holder of record of a Company Warrant that will be converted at the Effective Time into the right to receive the applicable Merger Consideration as set forth in the Consideration Spreadsheet a letter of transmittal in the form attached hereto as Exhibit H (the “Letter of Warrant Transmittal”), which specifies (i) that delivery shall be effected, and risk of loss and title to the Company Warrant shall pass, only upon proper delivery to Buyer or its legal counsel of the Letter of Warrant Transmittal and (ii) instructions for use in effecting the delivery of a Letter of Warrant Transmittal in exchange for the applicable Merger Consideration as set forth in the Consideration Spreadsheet. Upon delivery of the applicable Letter of Warrant Transmittal duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions to Buyer or its legal counsel, the holder of such Company Warrant shall be entitled to promptly receive (and in any event, within five (5) Business Days) the consideration set forth in Section 2.8(i) and the Company Warrant so surrendered shall be canceled.

(c)        If payment is to be made to a Person other than the Person in whose name the shares of Capital Stock are registered on the books and records of the Company, it shall be a condition of payment that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the shares of Capital Stock surrendered or establish to the satisfaction of the Surviving Company that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate (other than Certificates representing Dissenting Shares) shall at any time after the Effective Time represent solely the right to receive, upon such surrender, the amounts contemplated by Section 2.6(b).

(d)        At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the records of the Company.

(e)        To the extent permitted by applicable Law, none of Buyer, Merger Sub, Merger LLC, the Company or the Surviving Company shall be liable to any Person in respect of any portion of the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.3        Chestnut Payment Amount. Within five (5) Business Days following the Effective Time, Buyer will cause its transfer agent to issue to Chestnut from the Buyer’s authorized but unissued shares of Buyer Common Stock, the Chestnut Initial Payment Shares (which issuance shall be in book entry form with appropriate legends).

Section 3.4        Appraisal Rights.

(a)        Notwithstanding anything in this Agreement to the contrary, but only to the extent required by the DGCL, any shares of Capital Stock outstanding immediately prior to the Effective Time held by any holder who has not voted in favor of the First Step or consented thereto and is otherwise entitled to demand, and who properly demands to receive, payment of the fair value for such shares of Capital Stock in accordance with Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted pursuant to Section 2.6 into the right to receive their applicable portion of the Merger Consideration unless such holder fails to perfect or otherwise effectively withdraws or loses such holder’s right to receive payment of the fair value of such Dissenting Shares. Instead, such holder of Dissenting Shares shall be entitled to payment of the appraised value of such shares of the Capital Stock as may be determined to be due to such holder pursuant to Section 262 of the DGCL and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall be automatically canceled and cease to exist, and such holder of Dissenting Shares shall cease to have rights with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, unless such holder fails to perfect or otherwise effectively withdraws or loses such holder’s right to receive payment of the fair value of such Dissenting Shares. Notwithstanding the foregoing, if, after the Effective Time, such holder fails to perfect or loses its right to demand or receive such payment, such shares of Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive their applicable portion of the Merger Consideration, without interest thereon, pursuant to Section 2.6.

(b)        The Company (or, after Closing, the Securityholders Representative) shall give Buyer (i) prompt notice and a copy of any notice of a Stockholder’s demand for payment or objection to the First Step, of any request to withdraw a demand for payment and of any other instrument delivered to it pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in, and following the Closing to direct, all negotiations and proceedings with respect to such demands, objections and requests, in each case at Buyer’s sole expense. The Company shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands or objections, or agree to do any of the foregoing.

Section 3.5        Payments at Closing for Indebtedness of the Company.

(a)        At Closing, (i) the Company shall repay (or cause to be repaid), to the extent of its Cash and Cash Equivalents, the Closing Indebtedness described on Schedule 3.5 (the “Closing Funded Indebtedness”) hereof and (ii) the Buyer shall repay (or cause to be repaid) the excess of (x) the Closing Funded Indebtedness over (y) the Company’s Cash and Cash Equivalents, in each case (clauses (i) and (ii)), by wire transfer of immediately available funds to the applicable lender set forth on such schedule as provided in the Payoff Letter regarding such Indebtedness.

(b)        On the Closing Date, the Company shall deliver to the Buyer reasonable and customary, duly executed payoff letters with respect to all Closing Funded Indebtedness (the “Payoff Letters”). Each Payoff Letter shall (i) reflect the amounts required in order to pay in full as of the payoff date provided therein such Closing Funded Indebtedness outstanding as of the Closing and (ii) provide in all material respects that, upon receipt of such amounts in compliance with the terms of the applicable Payoff Letter, (A) all instruments evidencing such Closing Funded Indebtedness shall be terminated and all obligations of the Company and any of its Subsidiaries, as applicable, thereunder released and (B) all Encumbrances, guarantees and collateral agreements relating to the assets and properties of the Company or any of its Subsidiaries, as applicable, securing such Closing Funded Indebtedness shall be automatically released and terminated, in each case, subject to the terms and provisions applicable to such Indebtedness that survive repayment in accordance with the terms of such Indebtedness. Buyer and the Company will cooperate in arranging for such repayment to occur at the Closing and shall take such reasonable actions as may be necessary for Buyer to make (or cause to have made) such repayment and to effect the release in connection with such repayment of any Encumbrance securing such Indebtedness at the Closing in accordance with the foregoing.

Section 3.6        Payments at Closing for Transaction Expenses of the Company. At Closing, (a) the Company shall repay (or cause to be repaid), to the extent of their Cash and Cash

Equivalents after giving effect to their payment obligation pursuant to Section 3.5(a), the Transaction Expenses as set forth in a certificate (the “Expense Certificate”) and (b) the Buyer shall repay (or cause to be repaid) the excess of (x) the Transaction Expenses set forth in the Expense Certificate over (y) the Company’s Cash and Cash Equivalents after giving effect to their payment obligation pursuant to Section 3.5(a), in each case (clauses (a) and (b)), by wire transfer of immediately available funds to the applicable parties set forth on such Expense Certificate. Such Expense Certificate shall be delivered by the Company to Buyer on the Closing Date and shall include copies of all invoices (or if no invoice is available, a statement of amount) in respect of the Transaction Expenses indicating to whom payments are required to be made by the Acquired Companies and the accounts to which such payments should be made. Any Transaction Expenses that are not reflected on the Expense Certificate shall be included as a current liability in the Closing Working Capital (unless such Transaction Expenses are otherwise accounted for in the calculation of the Merger Consideration).

Section 3.7        Merger Consideration Adjustment.

(a)        No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Buyer a written statement (the “Estimated Closing Statement”) setting forth (i) an estimated unaudited consolidated balance sheet of the Company as of immediately prior to the Closing (the “Estimated Closing Balance Sheet”), (ii) its good faith estimate of (A) Closing Working Capital (“Estimated Net Working Capital”), (B) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (C) the Closing Cash Amount (the “Estimated Closing Cash”), and (D) the Closing Transaction Expenses (the “Estimated Transaction Expenses”), and (iii) the Company’s calculation of the Estimated Adjustment Amount, together with any information that Buyer has reasonably requested to verify the amounts reflected in the Estimated Closing Statement, in each case, prepared in accordance with the Accounting Principles.

(b)        On or before the date that is ninety (90) calendar days following the Closing Date, Buyer or its designee shall prepare, or cause to be prepared, and deliver to the Securityholder Representative a written statement (the “Buyer Closing Statement”) setting forth (i) an unaudited consolidated balance sheet of the Company as of immediately prior to the Closing (the “Buyer Closing Balance Sheet”), (ii) a calculation of (A) Closing Working Capital (“Buyer Closing Net Working Capital”), (B) the Closing Indebtedness (the “Buyer Closing Indebtedness”), (C) the Closing Cash Amount (the “Buyer Closing Cash Amount”), and (D) the Closing Transaction Expenses (the “Buyer Closing Transaction Expenses”), and (iii) Buyer’s calculation of the Final Adjustment Amount, in each case prepared in accordance with the Accounting Principles, together with any information that the Securityholder Representative has reasonably requested to verify the amounts reflected in the Buyer Closing Statement.

(c)        From the delivery of the Buyer Closing Statement until the determination of Final Closing Net Working Capital, Final Closing Cash, Final Closing Indebtedness and Final Closing Transaction Expenses in accordance with this Section 3.7(c), Buyer will provide, and cause the Company to provide, the Securityholder Representative with reasonable access (during normal business hours and upon reasonable prior notice) to (i) the books, records, facilities and employees of the Company, and (ii) the financial information, as of the Closing Date, of the

Company, in each case, to the extent reasonably necessary for the Securityholder Representative to evaluate the Buyer Closing Statement. The Securityholder Representative may dispute the calculation of Buyer Closing Net Working Capital, Buyer Closing Cash Amount, Buyer Closing Indebtedness or Buyer Closing Transaction Expenses by notifying Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement (a “Notice of Objection”), within thirty (30) calendar days after Securityholder Representative’s receipt of the Buyer Closing Statement. To the extent not set forth in the Notice of Objection, the Securityholders shall be deemed to have agreed with Buyer’s calculation of all other items and amounts contained in the Buyer Closing Statement. In the event that the Securityholder Representative does not provide a Notice of Objection within such thirty (30) calendar day period, the Securityholders shall be deemed to have accepted the Buyer Closing Statement delivered by Buyer and Buyer’s calculation of Buyer Closing Net Working Capital, the Buyer Closing Cash Amount, Buyer Closing Indebtedness and Buyer Closing Transaction Expenses set forth therein, which shall then be final, binding and conclusive for all purposes hereunder. In the event any Notice of Objection is timely provided, Buyer and the Securityholder Representative shall use their commercially reasonable efforts for a period of thirty (30) calendar days (or such longer period as they may agree in writing) to resolve any disagreements set forth in the Notice of Objection (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable state statutes and evidence of such discussions shall not be admissible in the Actions between the parties (or between one (1) or more parties and the Securityholder Representative)). If Buyer and the Securityholder Representative are unable to resolve such items in dispute (the “Unresolved Items”) by the end of such period then, at any time thereafter, either the Securityholder Representative or Buyer may require that the Independent Accountants resolve the Unresolved Items. For the avoidance of doubt, the Independent Accountants shall only resolve the Unresolved Items and not any disagreements that have been resolved by the parties. Buyer and the Securityholder Representative shall instruct the Independent Accountants to determine as promptly as practicable, and in any event within thirty (30) calendar days of the date on which such dispute is referred to the Independent Accountants, based solely on the provisions of this Agreement and the written presentations and/or oral testimony by the Securityholder Representative and Buyer, and not on an independent review, whether and to what extent (if any) the calculations of Closing Working Capital, Closing Cash Amount, Closing Indebtedness and/or Closing Transaction Expenses require adjustment; provided, however, that in resolving any Unresolved Item, the Independent Accountants may not assign a value to any item greater than the greatest value for such item claimed by Buyer or the Securityholder Representative or less than the smallest value for such item claimed by either Buyer or the Securityholder Representative. The fees and expenses of the Independent Accountants shall be allocated between the parties based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. The determination of the Independent Accountants shall be set forth in a written statement delivered to the Securityholder Representative and Buyer and shall be final, conclusive and binding on the parties. The date on which Closing Working Capital, Closing Cash Amount, Closing Indebtedness and Closing Transaction Expenses is finally determined in accordance with this Section 3.7(c) is hereinafter referred to as the “Determination Date.” The Closing Working Capital, Closing Cash Amount, Closing Indebtedness and Closing Transaction Expenses, each as finally determined in accordance with this Section 3.7(c), shall be referred to as the “Final

Closing Net Working Capital,” the “Final Closing Cash,” “Final Closing Indebtedness,” and the “Final Closing Transaction Expenses,” respectively.

(d)        If the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then within five (5) Business Days after the Determination Date, Buyer shall instruct its transfer agent to issue from the Buyer’s authorized but unissued shares of Buyer Common Stock a number of shares of Buyer Common Stock in book entry form with appropriate legends to the Securityholder Representative equal to (i) the Holdback Amount plus the amount by which the Final Adjustment Amount is greater than the Estimated Adjustment Amount divided by (ii) the Average Closing Buyer Stock Price as of the Closing Date, to hold as an additional contribution to the Expense Fund.

(e)        If the Final Adjustment Amount is less than the Estimated Adjustment Amount, then within five (5) Business Days after the Determination Date, Buyer shall instruct its transfer agent to issue from the Buyer’s authorized but unissued shares of Buyer Common Stock a number of shares of Buyer Common Stock in book entry form with appropriate legends to the Securityholder Representative equal to (i) the Holdback Amount minus (x) the amount by which the Estimated Adjustment Amount is greater than the Final Adjustment Amount divided by (ii) the Average Closing Buyer Stock Price as of the Closing Date, to hold as an additional contribution to the Expense Fund; provided, that, if the result of the foregoing calculation is a negative number, the appropriate number of shares of Buyer Common Stock will be offset from the Holdback Amount based on the Average Closing Buyer Stock Price as of the Determination Date.

(f)        The parties agree and acknowledge that any payment pursuant to Section 3.7(d) or Section 3.7(e) above will be treated by the parties as an adjustment to the Merger Consideration, including for all applicable Tax purposes, except as otherwise required by applicable Law.

Section 3.8        Distribution of Securityholder Representative Expense Fund. The Securityholder Representative shall pay or cause to be paid to each Indemnifying Securityholder (with respect to shares of Buyer Common Stock held in the Expense Fund, through Buyer, who shall cause its transfer agent to effect any distribution to Stockholders, holders of In-the-Money Company Options and In-the-Money Vested Company Warrants in book entry with appropriate legends) such Indemnifying Securityholder’s Pro Rata Share of the remaining balance of the Expense Fund, as and to the extent such amounts, if any, are no longer required to be held by the Securityholder Representative for the performance of its duties hereunder, as determined by the Securityholder Representative in its sole discretion. All amounts deposited to the Expense Fund shall be treated for all purposes of this Agreement and for federal and applicable state income Tax purposes as having been paid to the Indemnifying Securityholders at the Closing.

Section 3.9        Consideration Spreadsheet.

(a)        At least two (2) Business Days before the Closing and concurrently with the delivery of the Estimated Adjustment Amount, the Company shall prepare and deliver to Buyer a spreadsheet (the “Consideration Spreadsheet”), certified by the Chief Executive Officer of the Company, which shall set forth, as of the Closing Date, the following:

(i)        the names and addresses of all Stockholders and the number of shares of Capital Stock held by such Persons;

(ii)        the names and addresses of all Persons holding Company Options (“Optionholders”), together with the number of shares of Capital Stock subject to the Company Options held by such Optionholders, the grant date and exercise price for such Company Options;

(iii)        the names and addresses of all Persons holding Company Warrants (“Warrantholders”), together with the number of shares of Capital Stock subject to the Company Warrants held by such Warrantholders, the grant date and exercise price for such Company Warrants;

(iv)        calculations of the Base Merger Consideration and Aggregate Closing Share Consideration;

(v)        each Stockholder’s, Optionholder’s and Warrantholder’s portion of the Per Share Closing Consideration, Per Option Share Closing Consideration, and Per Warrant Share Closing Consideration, as applicable;

(vi)        each Stockholder’s, Optionholder’s and Warrantholder’s Pro Rata Share (as a percentage interest); and

(vii)        each Indemnifying Securityholder’s Indemnity Pro Rata Share (as a percentage interest).

(b)        The parties agree that Buyer, Merger Sub and Merger LLC shall be entitled to rely on the Consideration Spreadsheet in making payments hereunder and Buyer, Merger Sub and Merger LLC shall not be responsible for the calculations or the determinations regarding such calculations in such Consideration Spreadsheet.

Section 3.10        No Fractional Shares. No fraction of a share of Buyer Common Stock shall be issued in connection with the First Step, but in lieu thereof, each share of Buyer Common Stock that would otherwise be a fractional share shall be rounded to the nearest whole number of shares of the Buyer Common Stock.

Section 3.11        Withholding. Buyer and its transfer agent (and their respective Affiliates or representatives) shall be entitled to deduct and withhold from any payment otherwise payable by it or on its behalf pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code, Treasury Regulations or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable party in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the Disclosure Schedule attached hereto (the “Disclosure Schedule”) (which disclosure in the Disclosure Schedule shall qualify the identified sections or subsections hereof to which such disclosure relates and any other section(s) or subsection(s) to the extent reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section(s) or subsection(s)), the Company hereby represents and warrants to Buyer, Merger Sub and Merger LLC as follows in this ARTICLE IV as of the date of this Agreement:

Section 4.1        Organization and Qualification.

(a)        Each Acquired Company is (i) a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or formation (except, in the case of good standings, any jurisdiction that does not recognize such concept), and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction) where the character of the assets or properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing in such foreign jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)        The Company has heretofore furnished or made available to Buyer a complete and correct copy of the certificate of incorporation and bylaws (or other similar organizational documents), each as amended to date, of each of the Acquired Companies, each of which are in full force and effect. No Acquired Company is in violation of any of the provisions of its certificate of incorporation or bylaws (or other similar organizational documents).

(c)        True and complete copies of the transfer books and minute books of the Acquired Companies has been made available to Buyer prior to the date hereof.

Section 4.2        Authority and Enforceability.

(a)        The Company has full corporate power and authority to execute and deliver this Agreement, each of the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; provided, however, that the Requisite Stockholder Consent is required for the Company to consummate the First Step. The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which the Company is or will be party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board. Subject to receipt of the Requisite Stockholder Consent, no other corporate proceeding on the part of the Company, the Company Board or the Securityholders is necessary to authorize the execution and delivery of this

Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company is or will be a party will have been, duly and validly executed and delivered by the Company. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company is or will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding in equity or at law).

(b)        The Company Board has unanimously (i) determined that this Agreement and each of the Ancillary Agreements to which the Company is or will be party, the performance by the Company and its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby are fair to and in the best interests of the Company and its Stockholders and (ii) resolved to recommend that the Stockholders approve and adopt this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. The Requisite Stockholder Consent are the only votes of the holders of any class or series of the Company’s Capital Stock necessary to approve and adopt this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 4.3        No Conflict; Required Filings and Consents.

(a)        The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company is or will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i)        conflict with, violate or require any consent or approval (other than the Requisite Stockholder Consent) under any provision of the certificate of incorporation or bylaws (or other similar organizational documents) of any of the Acquired Companies;

(ii)        assuming the filings described in (b) below have been made, conflict with or violate any Law applicable to the Acquired Companies or by which any property or asset of any of the Acquired Companies is bound or affected in any material respect; or

(iii)        result in any material breach of, constitute (with or without due notice or lapse of time or both) a material default (or give rise to the creation of any material Encumbrance or any material rights or any material increase in obligations) under, or require any consent of any Person pursuant to, any Material Contract.

(b)        No Acquired Company is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by any Acquired Company of this Agreement and each of the Ancillary Agreements to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the First-Step Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, and (iii) any additional notice, declaration or filing with, or consent or approval of, any Governmental Authority.

Section 4.4        Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of (a) 4,000,000 shares of Common Stock, of which an aggregate of 1,000,000 shares are issued and outstanding and (b) 225,000 shares of Preferred Stock, all of which are designated Series Seed Preferred Stock, 204,661 of which shares are issued and outstanding. As of the date of this Agreement, except for the foregoing outstanding Capital Stock, the Convertible Promissory Notes and as set forth in Section 4.4 of the Disclosure Schedule, there are not outstanding any: (i) shares of capital stock or other equity or ownership interests of the Company; (ii) options, warrants or other interests convertible into or exchangeable or exercisable for shares of capital stock or other equity or ownership interests of the Company; (iii) stock appreciation rights, phantom stock or other equity equivalents or equity-based awards or rights; or (iv) bonds, debentures or other Indebtedness of the Company having the right to vote or that are convertible or exchangeable for securities of the Company having the right to vote. Each outstanding share of capital stock of the Company is duly authorized, validly issued, fully paid and nonassessable. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities Laws. Except for rights granted under this Agreement, there are no outstanding obligations of the Company to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company.

Section 4.5        Subsidiaries.

(a)        Section 4.5 of the Disclosure Schedule sets forth the Subsidiaries of the Company. The Company holds of record and owns beneficially all of the outstanding Equity Securities of each of its Subsidiaries. Except with respect to the Subsidiaries set forth on Section 4.5 of the Disclosure Schedule, the Company does not have any direct or indirect equity participation in any other Person. Except with respect to Subsidiaries set forth on Section 4.5 of the Disclosure Schedule, the Company does not have any right to acquire, directly or indirectly, any outstanding capital stock of, partnership interest, joint venture interest, equity participation or other security or interest in, any Person.

(b)        Each outstanding share of capital stock of each of the Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in any jurisdictions that recognizes such concepts). All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Subsidiaries in compliance with all applicable foreign, federal and state securities Laws. Except for rights granted under this Agreement, there are no outstanding obligations of the Subsidiaries to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Subsidiaries.

Section 4.6        Financial Statements.

(a)        The Company has delivered to Buyer true and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i)        unaudited balance sheet of the Company as of December 31, 2017 and unaudited consolidated statements of income and cash flows for the fiscal year ended December 31, 2017; and

(ii)        unaudited consolidated balance sheet of the Acquired Companies as of December 31, 2018 (the “Balance Sheet Date”) and unaudited consolidated statements of income and cash flows for the fiscal year ended December 31, 2018 (the “2018 Financial Statements”).

Section 4.7        Absence of Undisclosed Liabilities; Indebtedness. There are no Liabilities of the Acquired Companies, except for (a) Liabilities disclosed in Section 4.7(a) of the Disclosure Schedule, (b) Liabilities which have arisen since the Balance Sheet Date in the ordinary course of business, which are equal to less than $20,000 individually or $40,000 in the aggregate, consistent with past practice (none of which is a Liability resulting from any breach of contracts, breach of warranty, tort, infringement, misappropriation, claim, lawsuit or violation of Law), or that would not be liabilities of the type required to be reflected on a balance sheet prepared in accordance with GAAP, or (c) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby. Except as disclosed in Section 4.7(b) of the Disclosure Schedule, there is no Indebtedness of the Acquired Companies. The Acquired Companies are not in default with respect to any such Indebtedness or any instrument relating thereto.

Section 4.8        Litigation. As of the date hereof: (a) there is no Action (except for any Actions commenced by Persons or Governmental Authorities that could not reasonably be expected to result in a liability or loss to the Acquired Companies of more than $50,000 individually or in the aggregate, after giving effect to any amounts reasonably expected to be recovered) pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies; (b) there is no Action pending or, to the Knowledge of the Company, threatened against any of the Acquired Companies seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the Ancillary Agreements; and (c) there is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the Knowledge of the Company, threated investigation by, any Governmental Authority relating to any of the Acquired Companies, any of their respective properties or assets or the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.9        Absence of Changes. Except as reflected on the 2018 Financial Statements, since the Balance Sheet Date and except as otherwise contemplated by this Agreement, there has been (a) no event, development, change or fact that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, (b) no declaration, setting aside, accrual or payment of any dividend or other distribution with respect to, or any direct or indirect redemption or acquisition of, any of the Company’s capital stock or other Equity Securities, (c) no waiver, release or assignment of any valuable right of the

Company, (d) no loan by the Acquired Companies to any officer, director, employee or stockholder of the Acquired Companies, or any agreement or commitment therefor, (e) no loss, destruction or damage to any property or assets of the Acquired Companies, whether or not insured, in excess of $25,000, (f) no labor disputes involving the Acquired Companies, and (g) no acquisition or disposition of any of the Acquired Companies’ assets for an amount in excess of $25,000 (or any contract or arrangement therefor), outside of the ordinary course of business consistent with past practice. Except as expressly contemplated by this Agreement, since the Balance Sheet Date the Company has conducted its business in the ordinary course of business consistent with past practice.

Section 4.10        Taxes.

(a)        The Acquired Companies have properly completed and timely filed (taking into account any applicable extensions) all Tax Returns that they are required to file. All such Tax Returns were true, correct and complete in all material respects, and the Acquired Companies have paid or caused to be paid all Taxes due and payable (whether or not shown on such Tax Returns). The Acquired Companies (i) have established an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected in the 2018 Financial Statements (rather than in any notes thereto)) and will establish an adequate accrual or reserve for the payment of all Taxes payable in respect of the periods or portion thereof through the Closing Date, (ii) have made (or will make on a timely basis) all estimated Tax payments required to be made sufficient to avoid any material underpayment, penalties or interest, (iii) have no material liability for Taxes in excess of the amount so paid or accruals or reserves so established, and (iv) since the Balance Sheet Date have not incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice other than as a result of the transactions contemplated by this Agreement. The Acquired Companies have made available to Buyer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Acquired Companies filed or received for all taxable years remaining open under the applicable statute of limitations. No claim has ever been made by a Taxing Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that an Acquired Company is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction. There are no Liens for Taxes upon any of the assets of the Acquired Companies, other than Permitted Liens. Each Acquired Company has complied with all Laws relating to the payment, collection and withholding of any Tax (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or any corresponding or similar provisions of state, local or foreign Tax Law), and has, within the time and in the manner prescribed by Law, collected and withheld from employee wages and other amounts payable to or from third parties and paid over to the proper Governmental Authorities all amounts required to be so collected and withheld and paid over under all Laws (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment Tax withholding Laws), including federal, state, local and foreign Taxes, and has timely filed or provided all withholding Tax Returns in accordance with applicable Law.

(b)        No Acquired Company has received from the IRS or any other Taxing Authority (including any sales or use Taxing Authority) any written or, to the Company’s

Knowledge, any unwritten (A) notice indicating an intent to open an audit or other review related to any Tax Matter, (B) request for information related to any Tax Matter, or (C) notice of deficiency or proposed adjustment of any amount of Tax proposed, asserted, or assessed by any Taxing Authority against the Acquired Companies. There is no audit, examination, dispute, claim or other proceeding concerning any Tax liability of the Acquired Companies currently pending or in progress and any such past proceedings (if any) have been completed and all Taxes determined by such audit to be due from the Acquired Companies have been paid in full to the applicable Tax Authorities or adequate reserves therefor have been established and are reflected on the face of the 2018 Financial Statements (rather than in any notes thereto). None of the Acquired Companies has waived any statute of limitations in respect of Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment, collection or deficiency that is currently in force. The Acquired Companies (i) are not a party to or bound by, and do not have any obligation under, any Tax allocation, indemnity or sharing agreement, or any other obligation to indemnify any other Person with respect to Taxes (other than any intercompany agreements and customary commercial or financial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes), (ii) have never been a member of an affiliated, consolidated, combined, unitary or similar Tax group, or (iii) do not have any liability for the payment of Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law), as a transferee or successor, by Contract or otherwise (other than any intercompany agreements and agreements entered into in the ordinary course of business, a principal purpose of which is not related to Taxes).

(c)        The Acquired Companies will not be required to include any item of income or adjustment in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code or Section 263A of the Code (or any corresponding or similar provisions of state, local or foreign Tax Laws) to transactions, events or accounting methods employed prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (v) any use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, or (vi) any election made under Section 108(i) of the Code prior to the Closing.

(d)        The Acquired Companies are not, and have not been at any time during the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(e)        No Acquired Company is or ever has been a partner in a partnership (or an equity holder in any entity, or party to any joint venture, arrangement or Contract, in each case, which may be treated as a partnership) for federal, state or foreign income Tax purposes. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has ever been filed with respect to the Acquired Companies and the Acquired Companies are and always have been taxed as C corporations for U.S. federal income Tax purposes. The Company uses, and has always used, the accrual method of accounting for income Tax purposes and the taxable year of the Company is the calendar year ending December 31.

(f)        No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify in whole or in part for Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g)        The Acquired Companies have (i) collected and remitted all sales and similar Taxes with respect to sales made to their customers, (ii) for all sales that are exempt from sales or similar Taxes, received and retained any appropriate tax exemption certificates and other documentation qualifying such sales as exempt, and (iii) timely paid and properly reported all use Taxes with respect to any of their assets.

(h)        The Acquired Companies have received, from each employee or former employee of the Acquired Companies who holds stock that is subject to a substantial risk of forfeiture as of the date of this Agreement, if any, a copy of the election(s) made under Section 83(b) of the Code with respect to all such shares, and, to the Company’s Knowledge, such elections were validly made and filed with the IRS in a timely fashion.

(i)        No Acquired Company has participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

(j)        No Acquired Company has ever requested or received a ruling from any Taxing Authority or signed a closing or other similar agreement with any Taxing Authority.

(k)        No Acquired Company (A) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (B) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, (C) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident, or (D) is required to register in any jurisdiction for VAT purposes pursuant to applicable Law.

(l)        None of the shares of Capital Stock are “covered securities’ under Treasury Regulations Section 1.6045-1(a)(15).

(m)        No Acquired Company has (i) any disclosure obligation under Section 6662 of the Code or comparable provisions of state, local or foreign Law, or (ii) participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction that is substantially similar to any of those transactions. No Acquired Company has consummated, has participated in, or is currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

Section 4.11        Property and Assets.

(a)        The Acquired Companies have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in or license to use, all of its properties and assets used to conduct the business of the Company. None of such properties or assets is subject to any Lien, other than Permitted Liens or Liens that will be discharged at Closing. The property used by the Acquired Companies on the date hereof is free from material defects and in good operating condition and repair and, taken as a whole, is in adequate condition to conduct the business of the Company in all material respects as the same is currently conducted, normal wear, tear (subject to routine maintenance) excepted. The assets of the Acquired Companies collectively constitute all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Acquired Companies to conduct the business of the Company in the manner in which such business is currently being conducted.

(b)        The Acquired Companies do not own any real property or any buildings or other structures, nor are they a party to any options or any contractual obligations to purchase or acquire any interest in real property. Section 4.11(b) of the Disclosure Schedule lists all real property leases to which an Acquired Company is a party (each, a “Real Property Lease” and collectively, the “Real Property Leases”). The real property demised by the Real Property Leases constitutes all of the real property leased, subleased, occupied or otherwise used by the Acquired Companies. All Real Property Leases are in full force and effect, and the applicable Acquired Company holds a valid and existing leasehold interest under each such lease. The Company has delivered or made available to Buyer complete and accurate copies of each Real Property Lease, and none of such leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to Buyer.

Section 4.12        Intellectual Property.

(a)        Section 4.12(a) of the Company Disclosure Schedule sets forth a true, accurate and complete list of all: (i) Registered Company Intellectual Property, in each case, indicating, as applicable, the filing or registration number, title, jurisdiction, date of filing or issuance, and names of all current applicant(s) and registered owner(s); (ii) material unregistered trademarks and service marks of the Acquired Companies, and (iii) social media accounts and names, social network IDs, web sites, and web addresses, that are owned or purported to be owned by the Acquired Companies. All Registered Company Intellectual Property is valid, subsisting, and enforceable and in full force and effect and is either duly registered or a pending application in the name of one (1) or more of the Acquired Companies. One (1) or more of the Acquired Companies has made or caused to be made all necessary filings and paid all necessary registration, maintenance and renewal fees for the purpose of maintaining such Registered Company Intellectual Property. No government funding, nor any facilities or other resources of a university, college, other educational institution, was used in the development of any Company Intellectual Property. The Acquired Companies have taken commercially reasonable steps to maintain, protect, and enforce the Company Intellectual Property.

(b)        The Acquired Companies exclusively own the Registered Company Intellectual Property free and clear of any Lien (other than Permitted Liens). To the Knowledge of the Company, the Acquired Companies exclusively own the Company Intellectual Property free and clear of any Lien (other than Permitted Liens). Except for the licenses, sublicenses, and other agreements disclosed in Section 4.12(b) of the Disclosure Schedule (the “Company Out-Licenses”), there are no agreements under which the Acquired Companies have granted rights to others in any Intellectual Property. Except for the licenses, sublicenses, and other agreements disclosed in Section 4.12(b) of the Disclosure Schedule (the “Company In-Licenses”), there are no agreements under which the Acquired Companies are granted rights in any Intellectual Property owned by any third party (other than (i) agreements with employees, consultants and contractors entered into in the ordinary course of business or (ii) commercially available off-the-shelf software licensed pursuant to shrink-wrap, click-wrap or online licenses). All of Company Intellectual Property is either exclusively owned by the Acquired Companies or validly licensed to the Acquired Companies pursuant to written and enforceable Company In-Licenses. To the Knowledge of the Company, the Company Intellectual Property and the Intellectual Property licensed under Company In-Licenses are sufficient for and constitute all of the Intellectual Property necessary for the business of the Company as currently conducted. Each of the Acquired Companies, as applicable, has permission to use all Company Intellectual Property used by such of the Acquired Companies.

(c)        To the Knowledge of the Company, none of the Acquired Companies has infringed upon, misappropriated, or otherwise violated, and the conduct of the business of the Company does not, in each case as currently conducted, infringe, constitute the misappropriation of, or otherwise violate, any Intellectual Property of any third party. The Acquired Companies have not received any written notice or other written communication or, to the Knowledge of the Company, verbal notice or communication of any claim from any Person asserting that the business of the Company infringes, constitutes the misappropriation of, or violates, any Intellectual Property of another Person. No Actions are pending, threatened in writing, or, to the Knowledge of the Company, verbally threatened against any of the Acquired Companies by any Person regarding any Intellectual Property (including, without limitation, claiming any infringement, misappropriation, or other violation by any of the Acquired Companies of any Intellectual Property of any Person) or challenging or questioning the use, scope, ownership, registrability, validity, or enforceability of any Company Intellectual Property (including, without limitation, interferences, invalidations, or oppositions or cancellation actions therefor) or challenging or questioning the validity or effectiveness of any Company In-License or Company Out-License, and there is no reasonable basis for any such Action. The Acquired Companies have not received any written notice or other written communication or, to the Knowledge of the Company, verbal notice or communication from any Person providing a notice, demand, or offer to license or purchase any Intellectual Property from any other Person, and there is no reasonable basis for any such notice, demand, or offer. To the Knowledge of the Company, there has been and there is no infringement, misappropriation or other violation by any third party of any of the Company Intellectual Property.

(d)        The Acquired Companies have taken commercially reasonable measures to establish and preserve the confidentiality, secrecy and ownership of all trade secrets and other confidential information within the Company Intellectual Property. All Persons, including but not limited to employees, consultants, and independent contractors of the Acquired Companies, who have had access to any trade secrets or other confidential information within the Company Intellectual Property have executed written instruments with commercially reasonable obligations to protect the secrecy of trade secrets and not disclose or permit the unauthorized disclosure or access to confidential information. None of the activities of the employees, consultants, or independent contractors of the Acquired Companies, or obligations of such employees, consultants or independent contractors to the Acquired Companies, violates any agreements or arrangements which such persons have with former employers or any other Person, including any non-competition, non-solicitation and/or confidentiality agreements. All employees, consultants, and independent contractors of the Acquired Companies who have contributed to the development of all Registered Company Intellectual Property and any other material Company Intellectual Property have executed written instruments that assign to the Acquired Companies all right, title and interest in and to any and all (i) inventions, improvements, ideas, discoveries, writings and other works of authorship, and information relating to the business of the Acquired Companies and (ii) the Intellectual Property therein.

Section 4.13        Insurance. Section 4.13 of the Disclosure Schedule sets forth a true and complete list of all policies or binders of fire, theft, casualty, comprehensive general liability, workmen’s compensation and employer’s liability, vehicular, directors’ and officers’, business interruption, environmental and professional liability and other insurance held by or on behalf of the Acquired Companies. Section 4.13 of the Disclosure Schedule also includes the following information relative to each such insurance policy: (a) the name of the insurer, the policyholder and each named insured; (b) the policy number; and (c) the period of coverage. All such policies or binders are in full force and effect and, to the Knowledge of the Company, are valid and enforceable in accordance with their terms. The Acquired Companies are not in material default with respect to any provision contained in such policy or binder and all premiums due and payable with respect to such policies have been paid to date. The Acquired Companies have not received notice of cancellation of, non-renewal of, or premium increases with respect to any such policy or binder. Excluding insurance policies that have expired and been replaced in the ordinary course, no insurance policy has been cancelled within the last two years. There are no claims pending under any insurance policies currently in effect and covering the property, business or employees of the Acquired Companies and no claim was made during the last two years that was denied, rejected, disputed or refused coverage, in whole or in part (other than a customary reservation of rights notice).

Section 4.14        Material Contracts.

(a)        Section 4.14 of the Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of the following Contracts to which the Acquired Companies are a party or by which the Acquired Companies or any of their assets and properties are bound (collectively, the “Material Contracts”):

(i)        any Contract which requires expenditures by the Acquired Companies in any one (1) year in excess of $25,000 other than payable pursuant to an Employee Plan or employment Contract;

(ii)        any Contract requiring the payment to any Person of a commission or fee in excess of $25,000 other than payable pursuant to an Employee Plan;

(iii)        any employment or consulting Contract, employee benefit, bonus, pension, profit-sharing or participation, stock option, stock purchase and similar plans and arrangements other than customary at-will employment arrangements that do not provide for any (i) severance or other post-employment payment or benefit or

(ii) payments or benefits related to a change in control or sale of any Acquired Company or substantially all of its assets, retention payments, or similar payments or benefits;

(iv)        the Company In-Licenses (other than agreements with employees, consultants and contractors entered into in the ordinary course of business and previously made available to Buyer) and Company Out-Licenses;

(v)        any Contract relating to a joint venture, partnership, collaboration or other arrangement involving a sharing of revenues, profits, losses, costs or liabilities with another Person;

(vi)        any Contract under which any of the Acquired Companies are restricted (or following the Closing will restrict the Buyer) from carrying on any business, or competing in any line of business market or geographical area, anywhere in the world;

(vii)        any indenture, trust agreement, loan, Contract or note that involves, evidences, creates, secures guarantees or otherwise relates to outstanding Indebtedness, obligations or liabilities for borrowed money;

(viii)        any Contract for the disposition of assets of the Acquired Companies’ in excess of $25,000 (other than for the sale of inventory in the ordinary course of business);

(ix)        any indemnification Contract entered into by any of the Acquired Companies running to the benefit of any employee, officer or director of the Acquired Companies;

(x)        any Contract for the acquisition of any of the assets, properties, securities or other ownership interests of the Acquired Companies or another Person or the grant to any Person of any options, rights of first refusal, exclusive negotiation or preferential or similar rights to purchase any of such assets, properties, securities or other ownership interests;

(xi)        any Contract granting to the counter-party any rights of first refusal or first offer or any Contract providing for the grant of exclusive sales, distribution, marketing or other exclusive rights, rights of first negotiation or similar rights and/or terms to any Person;

(xii)        any Contract that provides for “most favored nations” terms or establishes an exclusive, minimum or priority sale or purchase obligation with respect to any product or service or any geographic location;

(xiii)        any Contract involving a commitment to make any capital expenditures after the date hereof in excess of $25,000; and

(xiv)        any Real Property Lease;

provided, that, for purposes of the foregoing subclauses (i), (ii), (viii) and (xiii), if any Contract would not individually meet the dollar thresholds contained in such subclause, as applicable, but which, when taken together with all other Contracts of such type entered into with the counterparty thereto and such counterparty’s Affiliates, would meet such threshold, then each such Contract shall be deemed a “Material Contract.”

(b)        All of such Material Contracts are valid, in full force and effect and binding against the Acquired Companies, and are binding against the other parties thereto in accordance with their respective terms. None of the Acquired Companies nor, to the Knowledge of the Company, any other party thereto, is in default of any of its obligations under any Material Contract, nor, to the Knowledge of the Company, does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. The Company is performing in all material respects, all of the obligations required to be performed by it under the Material Contracts. The Company has made available to Buyer true and complete copies of all Material Contracts. No Acquired Company has given to, or received from, any counterparty to a Material Contract, any written, or to the Knowledge of the Company, verbal, notice regarding any actual or alleged breach of any Material Contract or any written, or to the Knowledge of the Company, verbal, notice announcing, contemplating or threatening termination or cancellation (or, if renewable, nonrenewal) of any Material Contract. There are presently no renegotiations of, or attempts to renegotiate, any provision (including fees or other payment amounts) under any Material Contract, and no Acquired Company has received any written demand from any such Person for such renegotiation.

Section 4.15        Loans and Advances. Except as set forth on Section 4.15 of the Disclosure Schedule, the Acquired Companies have no outstanding loans or advances to any Person and is not obligated to make any such loans or advances, except for advances to employees in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the Acquired Companies.

Section 4.16        Compliance With Law.

(a)        The Acquired Companies have obtained all Permits necessary or required in order to conduct the business of the Company as presently conducted and all such Permits are in full force and effect and have not been revoked, suspended or otherwise limited. No such Permit is subject to termination as a result of the execution of this Agreement or consummation of the transactions contemplated by this Agreement. The Acquired Companies are in material compliance with all such Permits. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending, or, to the Knowledge of the Company, threatened.

(b)        Each Acquired Company has been, and is, in compliance in all material respects with all Laws applicable to it. No Acquired Company has received (i) any written or verbal notice of an Action by any Governmental Authority alleging non-compliance in any material respect with any Law, or (ii) any written or verbal notice, order, inquiry, investigation, compliant or other communication from any Governmental Authority of adverse inspection, finding of deficiency, finding of non-compliance, regulatory or warning letter, safety alert, mandatory or voluntary recall, investigation, penalty for corrective or remedial action or other compliance or enforcement action. The Company is not conducting, nor is there pending, any internal investigation in connection with which outside legal counsel has been retained for the purpose of conducting or assisting with such investigation with respect to any actual, potential or alleged violation of any applicable Laws.

(c)        To the extent that any products or services provided or being developed by the Company or a Subsidiary of the Company are within the jurisdiction, or subject to specific requirements, of any Governmental Authority, the Company or its Subsidiaries have maintained records that are as required by Healthcare Laws, and the Company and its Subsidiaries have submitted to the FDA and any other Governmental Authority in a timely manner all notices and reports required by applicable Healthcare Laws. The Company has made available to Buyer true and complete copies of all such notices and reports and correspondences and other communications received by the Company and its Subsidiaries from any Governmental Authority in relation thereto.

(d)        Section 4.16(d) of the Disclosure Schedule sets forth a true and complete list of all material Permits. Each Acquired Company is in compliance in all material respects with all such Permits applicable to such Acquired Company.

Section 4.17        Employees.

(a)        There are and since the Company’s incorporation have been no strikes, work stoppages, instances of picketing, lockouts, or other material labor disputes against or affecting the Acquired Companies, and, to the Knowledge of the Company, none is threatened. The Acquired Companies are not party to a collective bargaining agreement or collective bargaining relationship, and no labor organization or group of employees has filed any application for certification or representation petition or made any written or oral demand for recognition since the Company’s formation. There are no and have been no union organizing or decertification activities underway or threatened and no other question concerning representation exists, in each case with respect to the Acquired Companies. Since the Company’s incorporation, no Acquired Company has implemented any plant closing or layoff(s) of employees that would, individually or in the aggregate, implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any federal, state, or local mini-WARN or plant closing Law.

(b)        The Company has separately delivered to Buyer an accurate list (as of the date set forth therein) of the names or employee numbers, specific job titles, locations, dates of hire, current hourly wage, monthly salary and target incentive compensation, total amount of annual bonus, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the transactions contemplated hereby, full-time or part-time status and standard scheduled hours worked, whether classified as exempt or non-exempt for wage and hour purposes, of all full and part-time employees of each Acquired Company (each, a “Company Employee”, and, collectively, “Company Employees”) by employer, location, and department. Except as set forth in Section 4.17(b) of the Disclosure Schedule, no such Company Employees are covered by contracts restricting the Company’s right to terminate their employment at will or requiring payment of severance pay upon termination of employment. Each Company Employee classified as “exempt” from overtime and/or minimum wage requirements of the Fair Labor Standards Act (“FLSA”) or any state, local or foreign wage Law is, and has been for at least the past two years (or such shorter period as the Company Employee has been employed by any of the Acquired Companies), properly and correctly so classified in compliance with the FLSA and all applicable state, local and foreign wage Laws. Section 4.17(b) of the Disclosure Schedule also sets forth an accurate list (as of the date set forth therein and by Acquired Company engaging the Person) of the individual independent contractors engaged to provide services to any Acquired Company in connection with the ordinary business services of the Acquired Company. Except as set forth in Section 4.17(b) of the Disclosure Schedule, the employment of each Company Employee and the engagement of each independent contractor of any Acquired Company is terminable at will by the employing or engaging Acquired Company without any penalty, liability or severance obligation. Except as set forth in Section 4.17(b) of the Disclosure Schedule, no Acquired Company will owe any transaction, change in control, stay or similar bonus or payment to any of its employees or independent contractors as a result of the transactions contemplated by this Agreement. No Acquired Company will owe any amounts to any of its employees or independent contractors as of the Closing Date that is due to be paid by the Closing Date under Acquired Company’s policies or practices or that is legally required to be paid by the Closing Date, including, without limitation, any amounts incurred for wages, bonuses, vacation pay, sick leave or any severance obligations, except for amounts accrued as liabilities on the Estimated Closing Statement. All social security contributions and other contributions and taxes due to Governmental Authorities with respect to the Company Employees have been paid in compliance in all material respects with applicable Laws. No Company Employee, nor any consultant or other independent contractor with whom any Acquired Company has contracted, is in violation of any term of any employment contract, consulting contract, independent contractor agreement, restrictive covenant, proprietary information agreement or any other agreement relating to employment with, or provision of services to, any Acquired Company or to confidential or proprietary information, Intellectual Property, competition or related matters. No Acquired Company has received any notice alleging that any such violation has occurred within the past two years. To the Knowledge of the Company, no executive officer of any Acquired Company intends to terminate his or her employment with any Acquired Company, nor does any Acquired Company have a present intention to terminate the employment of any executive officer in its employ.

(c)        There is no equal employment opportunity or discrimination complaint or charge, human rights or civil rights complaint or charge, wage and hour complaint or charge, or other employment-related complaint, charge or other Action against or involving the Company or any of its Subsidiaries pending before any court or other Governmental Authority, or, to the Knowledge of the Company, threatened. Each Acquired Company is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, wage payment, classification of independent contractors, labor relations, safety and health, immigration, employee privacy, concerted activity, and other aspects of employment and Company Employees. Without limiting the foregoing, each Acquired Company is in compliance in all respects with the terms and provisions of the FLSA and other applicable wage and hour laws and applicable immigration and employment eligibility verification Laws, including the Immigration and Nationality Act and the Immigration Reform and Control Act of 1986, and all related regulations promulgated thereunder.

Section 4.18        Employee Plans.

(a)        Section 4.18 of the Disclosure Schedule sets forth a list of each Employee Plan. The Company has furnished or made available to Buyer a true and complete copy of (to the extent applicable): (i) each material document embodying or governing each such Employee Plan, (ii) the most recent summary plan description and material modifications thereto, (iii) the IRS Form 5500 reports filed for the last three (3) plan years and (iv) the most recently prepared actuarial report and financial statement, if any, in connection with each such Employee Plan.

(b)        No Employee Plan is intended to qualify under Section 401(a) of the Code.

(c)        Each Employee Plan is, and has been operated and administered in all material respects in accordance with applicable laws and regulations and with its terms. All material payments due from the Company with respect to any Employee Plan have been timely made or accrued.

(d)        No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, threatened in writing with respect to any Employee Plan.

(e)        None of the Acquired Companies nor any ERISA Affiliate has ever maintained any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan, or is a multiple employer plan (meaning a plan sponsored by more than one (1) employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)), or is a multiple employer welfare arrangement, and none of the Acquired Companies nor any ERISA Affiliate has incurred any liability under Title IV of ERISA or Section 412 of the Code.

(f)        None of the Employee Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).

(g)        Each Employee Plan that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(h)        Except as set forth in Section 4.18(h) of the Disclosure Schedule or as provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will reasonably be expected to (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee or other service provider of the Acquired Companies, or (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code.

Section 4.19        Environmental. The Acquired Companies are, and have been, in compliance in all material respects with all applicable Environmental Laws. The Acquired

Companies hold, and are in compliance in all material respects with, all Permits required under Environmental Laws for the operation of the business of the Company. There is no pending or, to the Knowledge of the Company, threatened civil or criminal Action or written notice of violation alleging that the Acquired Companies are in violation of, or have liability under, any Environmental Law. The Acquired Companies do not have any material liability under any Environmental Law.

Section 4.20        Unlawful Payments. Neither the Acquired Companies nor any Affiliate, or Related Party acting on behalf of the Acquired Companies: (i) offered or used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, (ii) offered or made any unlawful payment to government officials or employees or to political parties or campaigns, (iii) offered or made any unlawful contributions, payments or gifts constituting bribery, (iv) accepted or received any illegal contributions, payments or gifts, (v) offered or given anything of value to (A) any official of a Governmental Authority or political party, or any candidate for political office or (B) any other Person, while knowing or having reason to know that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any member of a Governmental Authority or candidate for political office for the purpose of the following: (I) influencing any action or decision of such Person, in his, her or its official capacity, including a decision to fail to perform his, her or its official function; (II) inducing such Person to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist the Acquired Companies in obtaining or retaining business for, or with, or directing business to, any Person; or (III) to assist the Acquired Companies in obtaining or retaining business for, or with, or directing business to, any Person, or (vi) or otherwise taken any action which would cause it to be in violation in any material respect of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable foreign anti-bribery or anti-corruption Law.

Section 4.21        Affiliate Transactions. Except as set forth in Section 4.21 of the Disclosure Schedule, no Related Party (a) is a party to any Contract with, or has any claim or right against, the Acquired Companies, (b) has any interest in any property used by any of the Acquired Companies, (c) provides any services to any of the Acquired Companies, (d) has borrowed money from or loaned money to any of the Acquired Companies (including trade payables and receivables) that is currently outstanding, (e) is obligated under any Indebtedness for which any of the Acquired Companies is a guarantor, or otherwise responsible, or (f) in the prior 12 months, purchased, leased or otherwise acquired any property from, or sold, leased or otherwise disposed of any property to, any of the Acquired Companies (each such transaction, an “Affiliate Transaction”).

Section 4.22        Brokers. Except as set forth in Section 4.22 of the Disclosure Schedule, the Acquired Companies have not retained any broker, finder, agent or similar intermediary in connection with the transactions contemplated by this Agreement, and will not incur liability for any broker or finders’ fees or commissions as a result of the consummation of the transactions contemplated by this Agreement.

Section 4.23        Accredited Investor. To the Knowledge of the Company, each Securityholder is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Schedule) and to be contained in the Letters of Transmittal and Letters of Warrant Transmittal, the Ancillary Agreements, and all certificates and schedules delivered pursuant to this Agreement, when executed and delivered by each Securityholder, as applicable, none of the Acquired Companies nor any other Person makes any other express or implied representation or warranty with respect to the Acquired Companies or the transactions contemplated by this Agreement, and the Acquired Companies disclaim any other representations or warranties, whether made by the Acquired Companies, any Securityholder, any of their respective Affiliates, or any of their respective officers, managers, directors, members, employees, agents or representatives. Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Schedule) and to be contained in the Letters of Transmittal and Letters of Warrant Transmittal, the Ancillary Agreements, and all certificates and schedules delivered pursuant to this Agreement, when executed and delivered by each Securityholder, as applicable, the Acquired Companies and the Securityholders hereby disclaim all liability and responsibility for, or any use by Buyer, Merger Sub, Merger LLC or their respective Affiliates or representatives of, any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer, Merger Sub, Merger LLC or their respective Affiliates or representatives (including any opinion, information, projection or advice that may heretofore have been or may hereafter be made available to Buyer, Merger Sub, Merger LLC or their respective Affiliates or representatives, whether in any “data rooms,” “management presentations,” or “breakout sessions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER, MERGER SUB

AND MERGER LLC

Except as set forth in the corresponding sections or subsections of the Buyer Disclosure Schedule attached hereto (the “Buyer Disclosure Schedule”) (which disclosure in the Buyer Disclosure Schedule shall qualify the identified Sections or subsections hereof to which such disclosure relates and any other section(s) or subsection(s) to the extent reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section(s) or subsection(s)) or, to the extent the qualifying nature of any disclosure set forth in the Buyer SEC Reports with respect to a specific representation and warranty is reasonably apparent based on a reading of such disclosure filed on or after September 30, 2018 and prior to the date of this Agreement (excluding all disclosures (other than statements of fact) in any “Risk Factors” section and any disclosures included in any such Buyer SEC Reports that are cautionary, predictive or forward looking in nature), Buyer, Merger Sub and Merger LLC hereby represent to the Company as follows in this ARTICLE V as of the date of this Agreement:

Section 5.1        Organization. Each of Buyer, Merger Sub and Merger LLC is (a) a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept) and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and (b) duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing in each jurisdiction (to the extent the concept is recognized in such jurisdiction) where the character of the assets or properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing in such foreign jurisdiction would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.2        Authority and Enforceability. Each of Buyer, Merger Sub and Merger LLC has full corporate or limited liability power and authority to execute and deliver this Agreement, each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer, Merger Sub and Merger LLC of this Agreement and each of the Ancillary Agreements to which it is or will be a party, the performance by the Buyer, Merger Sub and Merger LLC of its obligations hereunder and thereunder and the consummation by Buyer, Merger Sub and Merger LLC of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective boards of directors or managers of Buyer, Merger Sub and Merger LLC and all other requisite corporate or limited liability action on the part of Buyer, Merger Sub and Merger LLC. No other act or proceeding on the part of Buyer, Merger Sub, Merger LLC or the respective boards of directors, managers, members or stockholders of Buyer, Merger Sub and Merger LLC are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Buyer, Merger Sub or Merger LLC is or will be a party will have been, duly and validly executed and delivered by Buyer, Merger Sub and Merger LLC, as applicable. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Buyer, Merger Sub or Merger LLC is or will be a party will constitute, the legal, valid and binding obligations of Buyer, Merger Sub and Merger LLC, as applicable, enforceable against Buyer, Merger Sub and Merger LLC, as applicable, in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding in equity or at Law).

Section 5.3        No Conflict; Required Filings and Consents.

(a)        The execution, delivery and performance by each of Buyer, Merger Sub and Merger LLC of this Agreement and each of the Ancillary Agreements to which it is or will be a party, and the consummation of the transactions contemplated hereby and thereby and compliance by Buyer, Merger Sub and Merger LLC with the terms hereof and thereof, do not and will not:

(i)        conflict with or violate or require any consent or approval under any provision of the respective certificates of incorporation or bylaws (or other similar organizational documents) of Buyer, Merger Sub or Merger LLC;

(ii)        assuming the filings described in (b) below have been made, conflict with, violate or require any consent or approval under any Law applicable to Buyer, Merger Sub or Merger LLC or by which any material property or material asset of Buyer or Merger Sub is bound or affected; or

(iii)        result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any material note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Buyer, Merger Sub or Merger LLC is a party or by which Buyer, Merger Sub or Merger LLC or any of their respective properties, assets or rights are bound or affected; except in the case of clauses (ii) and (iii), as to matters that could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer or Merger Sub to perform its obligations under this Agreement or the Ancillary Agreements to which it will be a party.

(b)        Neither Buyer, Merger Sub nor Merger LLC is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Buyer, Merger Sub and Merger LLC of this Agreement and each of the Ancillary Agreements to which it is or will be party or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, or (iii) any additional notice, declaration or filing with, or consent or approval of, any Governmental Authority, where the failure to notify, declare, file or obtain the approval thereof would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.4        Capital Structure. As of the date of this Agreement, the authorized capital stock of Buyer consists of (a) 150,000,000 shares of common stock, par value $0.001 per share (the “Buyer Common Stock”), of which 26,244,435 shares of Buyer Common Stock were issued and outstanding as of the close of business on December 31, 2018 (the “Buyer Measurement Date”), and (b) 15,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the date of this Agreement (the “Buyer Preferred Stock”; and, together with the Buyer Common Stock, the “Buyer Capital Stock”), and no other shares of Buyer Capital Stock were issued and outstanding on such date. All of the outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. As of the Buyer Measurement Date, (i) 3,761,293 shares of Buyer Common Stock were reserved for issuance under Buyer’s compensation and benefit plans, 3,347,376 shares of which were subject to outstanding and unexercised options to purchase shares of Buyer Common Stock and 212,297 shares of Buyer Common Stock subject to outstanding and unsettled restricted stock unit awards, (ii) 414,639 shares of Buyer Common Stock reserved for issuance pursuant to the Buyer’s employee stock purchase plan and (iii) 40,300 shares of Buyer Common Stock were subject to outstanding and unexercised warrants. Except as set forth in this Section 5.4, as of the date of this Agreement or in Buyer SEC Reports, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Buyer or any of its Subsidiaries to issue or sell any shares of capital stock or other equity or voting securities of Buyer or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Buyer or any of its Subsidiaries, any voting or Equity Securities of Buyer or any of its Subsidiaries, and no securities or obligations of Buyer or any of its Subsidiaries evidencing such rights are authorized, issued or outstanding. Buyer does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Buyer on any matter.

Section 5.5        Absence of Certain Changes. Since December 31, 2018, there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.6        Brokers. The Buyer, Merger Sub and Merger LLC have not retained any broker, finder, agent or similar intermediary in connection with the transactions contemplated by this Agreement, and will not incur liability for any broker or finders’ fees or commissions as a result of the consummation of the transactions contemplated by this Agreement.

Section 5.7        Litigation. There is no Action pending against or, to the Knowledge of Buyer, threatened in writing against or affecting Buyer before any court of arbitrator or any Governmental Authority, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 5.8        Formation and Ownership of Merger Sub and Merger LLC; No Prior Activities.

(a)        Each of Merger Sub and Merger LLC was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of Merger Sub is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Buyer free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Buyer’s voting rights, charges and other Encumbrances of any nature whatsoever. All of the issued and outstanding membership interests of Merger LLC are validly issued and are owned, beneficially and of record, by Buyer free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, member agreements, limitations on Buyer’s voting rights, charges and other Encumbrances of any nature whatsoever.

(b)        As of the date hereof and as of the Effective Time, except for (i) obligations or liabilities incurred in connection with its incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement or in furtherance of the transactions contemplated hereby, neither Merger Sub nor Merger LLC has incurred, directly or indirectly, through any of its Subsidiaries or Affiliates, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.9        SEC Filings; Financial Statements.

(a)        Buyer has timely filed with the SEC all Buyer SEC Reports since December 31, 2018, including all such documents filed after the date hereof and prior to the Effective Time. As of their respective dates and if amended prior to the date hereof, as of the date of the last such amendment, the Buyer SEC Reports (i) did not, and all documents filed by Buyer with the SEC under the Exchange Act or the Securities Act between the date of this

Agreement and the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were or will be made, not misleading, and (ii) complied, and all documents filed by Buyer with the SEC under the Exchange Act or the Securities Act between the date of this Agreement and the Closing Date will comply, in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, at such time of filing.

(b)        Each of the financial statements (including in each case, any related notes thereto), contained or reflected in the Buyer SEC Reports (i) was, and all financial statements contained or reflected in Buyer SEC Reports between the date of this Agreement and the Closing Date will be, prepared from the books and records of Buyer and its Subsidiaries; (ii) was, and all financial statements contained or reflected in Buyer SEC Reports between the date of this Agreement and the Closing Date will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto or, in the case of unaudited statements, except that such unaudited statements do not contain footnotes as permitted by Form 10-Q under the Exchange Act); (iii) complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect on the date of filing; and (iv) fairly presents, and all financial statements contained or reflected in Buyer SEC Reports between the date of this Agreement and the Closing Date will fairly present, in all material respects, the consolidated financial position of Buyer and its subsidiaries as of their respective dates and the consolidated results of their respective operations and cash flows for the periods indicated therein, except that the unaudited interim financial statements were or will be subject to normal year-end audit adjustments which were not and will not be expected to be material in the aggregate.

(c)        The certificates of the Chief Executive Officer and Chief Financial Officer of Buyer required by Rules 13a-14 and 15d-14 promulgated under the Exchange Act or 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act of 2002, as amended) with respect to the Buyer SEC Reports, as applicable, were true and correct as of their respective dates. Since December 31, 2018, there have been no material changes in Buyer’s internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act), or any significant deficiencies or material weaknesses in Buyer’s internal controls.

Except for the representations and warranties contained in this Article V, the Ancillary Agreements, and all certificates and schedules delivered pursuant to this Agreement, none of the Buyer, Merger Sub or Merger LLC nor any other Person makes any other express or implied representation or warranty with respect to the Buyer, Merger Sub or Merger LLC or the transactions contemplated by this Agreement, and the Buyer, Merger Sub and Merger LLC disclaim any other representations or warranties, whether made by the Buyer, Merger Sub, Merger LLC or any of their respective Affiliates, or any of their respective officers, managers, directors, members, employees, agents or representatives. Except for the representations and warranties contained in this Article V, the Ancillary Agreements, and all certificates and schedules delivered pursuant to this Agreement, the Buyer, Merger Sub and Merger LLC hereby disclaim all liability and responsibility for, or any use by the Company or its Affiliates or representatives of, any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or its Affiliates or representatives (including any opinion, information, projection or advice that may heretofore have been or may hereafter be made available to the Company or its Affiliates or representatives, whether in any “data rooms,” “management presentations,” or “breakout sessions).

ARTICLE VI

COVENANTS

Section 6.1        Conduct of Business Prior to the Closing.

(a)        Between the date of this Agreement and the earlier of the termination of this Agreement or the Effective Time (the “Pre-Closing Period”), unless Buyer shall otherwise consent to in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the other Acquired Companies to, (i) conduct the business of the Acquired Companies only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to in all material respects (A) keep available the services of the current officers and key employees of the Acquired Companies, (B) preserve the assets and business organization of the Acquired Companies intact and (C) maintain the goodwill and current relationships of the Acquired Companies with customers, suppliers, Governmental Authorities and other Persons with which any Acquired Company has significant or material business relations.

(b)        Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 6.1(b) of the Disclosure Schedules or as contemplated by this Agreement, the Company shall not, and shall cause the other Acquired Companies not to, take, or propose to take, directly or indirectly, any of the following actions without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned):

(i)        amend or otherwise change its certificate of incorporation or bylaws or applicable organizational documents, except as required to convert the Convertible Promissory Notes into Common Stock;

(ii)        issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (other than any Permitted Lien) (1) any shares of capital stock of any Acquired Company, or any warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in any Acquired Company, except for the issuance of shares upon the exercise of options or warrants or conversion of the Preferred Stock or Convertible Promissory Notes outstanding as of the date of this Agreement, or (2) any properties or assets of the Acquired Companies having a value in excess of $25,000, other than in connection with the incurrence of Indebtedness otherwise permitted hereunder or in connection with sales or transfers of inventory or accounts receivable in the ordinary course of business consistent with past practice;

(iii)        reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Capital Stock;

(iv)        acquire any corporation, partnership, limited liability company or other business organization;

(v)        incur any Indebtedness;

(vi)        modify or amend any Material Contracts;

(vii)        except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Acquired Company;

(viii)        make any loans or advances to any Person (other than in the ordinary course of business);

(ix)        authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $25,000 or capital expenditures that are, in the aggregate, in excess of $50,000 for the Company, or enter into any lease of real or personal property or any renewals thereof involving a term of more than one (1) year or rental obligation exceeding $25,000 per year in any single case;

(x)        except as required by Law, make any Tax election, change or revoke any Tax election, file or amend any income or other material Tax Return , change any annual Tax accounting period, adopt or change (or make a request to any Taxing Authority to adopt or change) any method of Tax accounting, consent to any waiver or extension of any applicable statute of limitations with respect to Taxes, or enter into any closing agreement, settlement or final determination of any Tax audit, claim or other Tax proceeding;

(xi)        increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except for (A) under any bonus plans previously approved by the board of directors of the Company, (B) normal merit and cost-of-living increases consistent with past practice, other than as may be required by any Governmental Authority or to comply with any applicable Laws;

(xii)        commence or settle any material Action other than Actions relating to the collection of uncollected accounts receivable; or

(xiii)        enter into or amend any agreement, or otherwise make a commitment to do any of the foregoing.

Section 6.2        No Solicitations.

(a)        Except as otherwise provided herein, unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall not, directly or indirectly, initiate, solicit or encourage, facilitate or continue any inquiries or the making or implementation of any Acquisition Proposal.

(b)        The Company will not, and will not permit its directors, officers, employees, advisors, representatives and agents to (and shall direct them not to), directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any Acquisition Proposal,

(ii) facilitate, encourage, solicit, continue or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Proposal, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing.

(c)        The Company shall, and shall direct its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Buyer, Merger Sub and Merger LLC) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from the confidentiality provisions of any agreement to which the Company is a party.

Section 6.3        Notification of Certain Matters. The Company shall give prompt written notice to Buyer of the occurrence or non-occurrence of any event or condition that would reasonably be expected to result in the nonfulfillment of any of the conditions to Buyer’s Merger Sub’s and Merger LLC’s obligations hereunder as set forth in Section 8.3(a). Buyer shall give prompt written notice to the Company of the occurrence or non-occurrence of any event or condition that would reasonably be expected to result in the nonfulfillment of any of the conditions to the Company’s obligations hereunder as set forth in Section 8.2(a).

Section 6.4        Accredited Stockholders. The Company hereby agrees that it will not issue Capital Stock to any person that the Company has reason to believe after reasonable due inquiry is not an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 6.5        Confidentiality. Each of the parties hereto shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby pursuant to the terms of the Confidentiality Agreement, dated July 23, 2018, between Buyer and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Section 6.6        Regulatory and Other Authorizations; Consents.

(a)        Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, promptly and in a timely manner all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. The Company shall exercise good faith efforts to obtain Joinder Agreements from all Securityholders.

(b)        The Company and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Schedule 8.3(e); provided, however, that Company shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

Section 6.7        Public Announcements. Each of the parties shall consult with one another before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the transactions contemplated hereby, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or listing agreement with or listing rule of a national securities exchange or trading market or inter-dealer quotation system (in which case, prior to making such disclosure, the disclosing party will (a) deliver a draft of such press release or public statement to each other party, and shall give each other party reasonable opportunity (but in no event less than forty-eight (48) hours) to comment thereon prior to such disclosure and (b) consider in good faith the reasonable comments of such other party).

Section 6.8        Indemnification.

(a)        Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company, as provided in the certificate of incorporation or by-laws of the Company, in each case as in effect on the date of this Agreement, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b)        At or prior to the Effective Time, the Company shall purchase, at the Company’s expense, an extended reporting period endorsement under the Company’s existing directors’ and officers’ tail liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company that shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the directors’ and officers’ tail liability insurance coverage presently maintained by the Company. Buyer shall, and shall cause the Surviving Company to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c)        The obligations under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.8 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8 and shall be entitled to enforce the covenants contained herein).

(d)        In the event Buyer or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of

Buyer or the Surviving Company, as the case may be, assume the obligations set forth in this Section 6.8.

Section 6.9        Commercially Reasonable Efforts. Subject to Section 6.6, each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

Section 6.10        Conflicts and Privilege. It is acknowledged by each of the parties hereto that (a) the Securityholder Representative or the Securityholders may retain Goodwin Procter LLP (“Goodwin”) to act as its counsel in connection with the transactions contemplated hereby, and (b) Buyer, Merger Sub and Merger LLC hereby agree that, in the event that a dispute arises after the Closing between Buyer, Merger Sub and Merger LLC, on the one hand, and the Securityholder Representative or the Securityholders, on the other hand, Goodwin may represent the Securityholder Representative and/or the Securityholders in such dispute even though the interests of the Securityholder Representative and/or the Securityholders may be directly adverse to Buyer, Merger Sub, Merger LLC or the Company or the Surviving Company, and even though Goodwin may have represented the Company or the Surviving Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company or the Surviving Company. Buyer, Merger Sub and Merger LLC further agree that, as to all communications among Goodwin, the Company, the Securityholders and the Securityholder Representative that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Securityholder Representative and/or the Securityholders (as applicable) and may be controlled by the Securityholder Representative and/or the Securityholders and shall not pass to or be claimed by Buyer, Merger Sub, Merger LLC, the Surviving Company or the Company, to the Surviving Company or to the First-Step Surviving Corporation. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Merger Sub, Merger LLC or the Surviving Company and a third party other than a party to this Agreement after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Goodwin to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Securityholder Representative.

Section 6.11        Stockholder Approval. As soon as practicable following the execution of this Agreement, and in any event within forty-eight (48) hours of the execution of this Agreement, the Company shall obtain, and deliver to Buyer and Merger Sub evidence of, the Requisite Stockholder Consent.

Section 6.12        Interim Operations of Buyer. Except as otherwise contemplated herein or as approved in writing by the Company, during the Pre-Closing Period, Buyer covenants, on its own behalf and on behalf of its Subsidiaries, as follows:

(a)        Buyer shall not amend the certificate of incorporation and bylaws (or other similar organizational documents) of Buyer in a manner that would reasonably be expected to be material and adverse to the Securityholders likely to prevent, or materially delay, the consummation of the transactions contemplated hereby; and

(b)        Buyer shall timely file or furnish to the SEC all Buyer SEC Reports required to be filed or furnished during such period.

Section 6.13        Nasdaq Listing. Buyer shall use its commercially reasonable efforts to take such steps as are necessary to cause shares of Buyer Common Stock issued pursuant to this Agreement to be authorized for listing on Nasdaq upon the Closing, subject to official notice of issuance.

Section 6.14        Section 262 Notice. In accordance with the time periods set forth therein, promptly following the date of this Agreement and prior to the Effective Time, the Company shall prepare and distribute a notice to the holders of Capital Stock entitled thereto in the form and substance as required by Section 262(d)(2) of the DGCL which shall include without limitation, (i) notification of approval of the First Step, (ii) the availability of appraisal rights, (iii) a copy of Section 262(d)(2) of the DGCL, and (iv) such disclosure concerning the First Step and the material terms thereof as the Company deems necessary. The Company shall provide Buyer with a copy of such notice for its reasonable review and comment at least two (2) Business Days prior to such distribution.

Section 6.15        Resale of Buyer Common Stock. With a view to making available to the Securityholders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Securityholder to sell securities of the Buyer to the public without registration from and after the Closing, the Buyer agrees to use its commercially reasonable efforts to:

(a)        make and keep public information available, as those terms are understood and defined in Rule 144, at all times after the Closing Date;

(b)        file with the SEC in a timely manner all reports and other documents required to be so filed by the Buyer pursuant to the Securities Act and the Exchange Act;

(c)        furnish to any Securityholder, so long as the Securityholder owns any shares of Buyer Common Stock, upon reasonable written request (i) a written statement by the Buyer that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) such other information as may be reasonably requested to avail any Securityholder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form; and

(d)        continue the listing or trading privileges of the shares of Buyer Common Stock on Buyer’s principal national securities exchange (currently Nasdaq) on which shares of Buyer Common Stock are then listed or quoted.

The parties acknowledge that, under current Law, any shares of Buyer Common Stock to be acquired by a Securityholder as contingent consideration as described in Section 2.9 shall be deemed, for purposes of Rule 144, to have been acquired on the Closing Date. Buyer agrees that it will, or cause its transfer agent or counsel to, promptly process any requests from

Securityholders to remove restrictive legends from shares of Buyer Common Stock held by such Securityholder (including shares held in book entry form) in any transaction that complies with Rule 144, subject to any restrictions contained in this Agreement or any Ancillary Agreement upon receipt of any reasonably requested securityholder representation or similar document deemed necessary to have such legends removed.

Section 6.16        Lock-Up.

(a)        For the Applicable Lock-Up Period, each Securityholder will not, directly or indirectly, transfer, sell, offer to sell, contract to sell, pledge or otherwise dispose of any Merger Shares, or enter into any swap, hedge or other arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Merger Shares, which such Securityholder has received or may receive in connection with the Merger, without the prior written consent of Buyer and except as otherwise provided in this Agreement (each of the above actions referred to herein as a “Disposition”).

(b)        Notwithstanding the restrictions on Dispositions contained in Section 6.16(a), each Securityholder may effect a Disposition (i) pursuant to a bona fide gift or gifts, (ii) by will or intestacy or to a trust, the beneficiaries of which are the Securityholder or, if the Securityholder is a natural person, the Securityholder’s Immediate Family Members, or (iii) as a distribution to limited partners, members or stockholders of such Securityholder or its Affiliates, provided, that, in each case, such gift, transfer or distribution shall be conditioned upon the donee’s, transferee’s or distributee’s execution and delivery to Buyer of a lock-up agreement containing terms and conditions substantially similar to the terms and conditions of this Section 6.16.

ARTICLE VII

TAX MATTERS

Section 7.1        Tax Returns.

(a)        The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Acquired Companies that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, all Taxes of the Acquired Companies due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by Law. At least fifteen (15) days prior to filing any such Tax Return, the Company shall submit a copy of any such Tax Return, along with supporting work papers, to Buyer for Buyer’s review and approval (not to be unreasonably withheld, conditioned or delayed). The Company shall consider, in good faith, all changes to such Tax Returns reasonably requested by Buyer.

(b)        Buyer shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Acquired Companies that are required to be filed (taking into account any extension) after the Closing Date, and in conjunction with Sections 7.6 and 7.7, Buyer shall pay, or cause to be paid, all Taxes of the Acquired Companies due after the Closing Date. At least fifteen (15) days prior to filing any such income or material Tax Return which would result in an indemnification claim by the Buyer pursuant to this Agreement, Buyer shall submit a copy of any such Tax Return, along with supporting work papers, to the Securityholder Representative for Securityholder Representative’s review and approval (not to be unreasonably withheld, conditioned or delayed). Buyer shall consider, in good faith, all changes to such Tax Returns reasonably requested by the Securityholder Representative.

Section 7.2        Tax Controversies. Buyer and the Company agree to give written notice to the Securityholder Representative of the receipt of any notice by Buyer or the Acquired Companies which involves the assertion of any Tax Matter that would reasonably be expected to result in an indemnification claim by Buyer pursuant to this Agreement within ten (10) Business Days of receipt of such notice; provided, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure. Notwithstanding anything herein to the contrary, including Section 9.4, Buyer will control the contest or resolution of any Tax Matter under this Agreement; provided, that the Buyer will obtain the prior written consent of Securityholder Representative (which consent will not be unreasonably withheld, delayed, or conditioned) before entering into any settlement of a claim or ceasing to defend such claim if such action would result in an indemnification claim by Buyer pursuant to this Agreement. Each party shall bear its own costs incurred in participating in any proceeding relating to any Tax Matter.

Section 7.3        Post-Closing Access and Cooperation. The parties shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns for a Pre-Closing Tax Period and the Straddle Period and any Tax Matter. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Returns, Tax refunds or Tax Matters and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each party shall provide to the others, within ten (10) Business Days of the receipt thereof, any Tax-related communications and notices it receives which may impact the other party’s Tax liability or filing responsibilities.

Section 7.4        Certain Taxes and Fees. Buyer and the Securityholders shall each be responsible for the payment of one half of all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other similar fees and similar charges (including any penalties and interest in respect of the foregoing) incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”).

Section 7.5        Straddle Period Tax Allocation. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Acquired Companies for a Straddle Period, (a) the amount of any Taxes imposed on or calculated by reference to income, gain, receipts, capital, sales, use or payment of wages for the period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and (b) the amount of all other Taxes of the Acquired Companies for the portion of any Straddle Period through and including the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period (the “Straddle Period Fraction”).

Section 7.6        End of Tax Year. Buyer shall cause the tax year of the Company to close as of the end of the Closing Date for U.S. federal income tax purposes by including the Company on Buyer’s consolidated Tax Return after the Closing Date.

Section 7.7        Tax Consequences. The parties hereto intend that the First Step and the Second Step will be considered together as a single integrated transaction for U.S. federal income tax purposes and the Merger shall constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The parties hereto adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each party hereto shall cause all Tax Returns relating to the Merger to be filed on the basis of treating the First Step and the Second Step as a single integrated transaction for U.S. federal income tax purposes and the Merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, except as otherwise required by applicable Law. Notwithstanding the foregoing, Buyer makes no representations or warranties to the Acquired Companies or to any Securityholder regarding the Tax consequences of the Merger, or any of the Tax consequences to the Company or any Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company and the Securityholder Representative acknowledge that the Company and the Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1        General Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided that such waiver shall only be effective as to the obligations of such party):

(a)        No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

(b)        Approval of Stockholders. The Requisite Stockholder Consent shall have been validly obtained under DGCL and the Company’s certificate of incorporation and bylaws.

(c)        Listing of Buyer Shares. The shares of Buyer Common Stock (including the shares of Buyer Common Stock issuable as contingent consideration as described in Section

2.9) shall have been authorized for listing on Nasdaq, subject to official notice of issuance, effective as of the Closing.

Section 8.2        Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a)        Representations, Warranties and Covenants. (i) The representations and warranties of Buyer, Merger Sub and Merger LLC contained in this Agreement shall be true and correct in all material respects as of the Closing Date (other than any such representations and warranties that address matters only as of a specified date, which need be true and correct in all respects only with respect to such date), (ii) Buyer, Merger Sub and Merger LLC shall have performed in all material respects with all obligations and agreements and complied with all covenants and conditions required by this Agreement or the Ancillary Agreements to be performed or complied with by it prior to or at the Effective Time; and (iii) the Company shall have received from Buyer a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer thereof.

(b)        Payments. Buyer shall have made all payments required to be made by Buyer pursuant to Section 3.1.

(c)        Tax Certificate. Buyer shall have delivered the executed Tax Certificate substantially in the form attached hereto as Exhibit P.

(d)        No Buyer Material Adverse Effect. Since the date of this Agreement, no Buyer Material Adverse Effect shall have occurred that is continuing as of the Closing.

Section 8.3        Conditions to Obligations of Buyer, Merger Sub and Merger LLC. The obligations of Buyer, Merger Sub and Merger LLC to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a)        Representations, Warranties and Covenants. (i) (A) The representations and warranties (other than the Fundamental Representations) of the Company contained in this Agreement shall be true and correct in all respects as of the Closing Date (other than any such representations and warranties that address matters only as of a specified date, which need be true and correct in all respects only with respect to such date), except where failure to be true and correct in all respects as of the applicable date does not constitute and has not resulted in a Company Material Adverse Effect and (B) the Fundamental Representations of the Company shall be true and correct in all material respects as of the Closing Date (other than any such representations and warranties that address matters only as of a specified date, which need be true and correct in all material respects only with respect to such date), it being understood that for purposes of determining the accuracy of such representations and warranties, all qualifications based on the words “materiality,” “Company Material Adverse Effect,” or similar qualifications shall be disregarded; (ii) the Company shall have performed in all material respects with all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Effective Time; and (iii) Buyer shall have received from the Company a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer thereof.

(b)        Payoff Letters. Buyer shall have received copies of executed Payoff Letters as described in Section 3.5(b).

(c)        Certificate. Buyer shall have received from the Company an affidavit, under penalties of perjury, stating that Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulations Section 1.897-2(h) so that Buyer is exempt from withholding any portion of the Merger Consideration thereunder.

(d)        Consideration Spreadsheet. Buyer shall have received a certified copy of the Consideration Spreadsheet as described in Section 3.9(a).

(e)        Third Party Consents. The Company shall have delivered to Buyer the consents listed on Schedule 8.3(e).

(f)        Joinder Agreements. The Company shall have delivered joinder agreements substantially in the form attached hereto as Exhibit I (“Joinder Agreements”) executed by Securityholders holding at least ninety percent (90%) of the Fully Diluted Shares and such Joinder Agreements shall include the appointment of the Securityholder Representative, agreement by each Securityholder to such Securityholder’s Indemnification Obligations set forth in ARTICLE IX, and a release in favor of the Company and its Affiliates for pre-closing claims.

(g)        Consulting Agreements. Each Person (either individually or through an Affiliate) listed on Schedule 8.3(g) shall have executed and delivered to the Buyer the Consulting Agreement in the form of Exhibit J.

(h)        Restrictive Covenant Agreement. Each Person listed on Schedule 8.3(h) shall have executed and delivered to the Buyer the Restrictive Covenant Agreement in the form of Exhibit K.

(i)        Stock Restriction Agreements. Each Founder shall have executed and delivered to the Buyer the Stock Restriction Agreement in the form of Exhibit A.

(j)        Intellectual Property Assignment Agreement. Each Person listed on Schedule 8.3(j) shall have executed and delivered to the Buyer the Intellectual Property Assignment Agreement in the form of Exhibit L.

(k)        Warrantholder Joinder Agreement. The Company shall have delivered joinder agreements with the Warrantholders substantially in the form attached hereto as Exhibit M (the “Warrantholder Joinder Agreements”) executed by all of the Warrantholders.

(l)        Convertible Promissory Notes. Each holder of a Convertible Promissory Note and the Company shall have entered into the Exchange and Cancellation Agreement substantially in the form attached hereto as Exhibit N, which shall evidence that the Convertible Promissory Notes have all been cancelled and exchanged for Common Stock.

(m)        FIRPTA Certificate. The Company shall have delivered an executed FIRPTA Certificate substantially in the form attached hereto as Exhibit O.

(n)        No Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing as of the Closing.

ARTICLE IX

INDEMNIFICATION

Section 9.1        Survival. The representations, warranties and pre-Closing covenants made by the Company and the Buyer, Merger Sub and Merger LLC in this Agreement shall survive the Effective Time until eighteen (18) months following the Closing; provided, however, that the Fundamental Representations shall survive the Effective Time until sixty (60) days following the expiration of the applicable statutes of limitations. All agreements and covenants contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms, provided, that the Buyer Indemnified Parties may only bring Claims for Losses arising out of, resulting from or in connection with matters listed in clause (h) of Section 9.2 until twenty-four (24) months following the Closing. Notwithstanding the foregoing, if any time on or prior to the expiration date referred to in the preceding two sentences, any Indemnified Party delivers a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 9.2 or Section 9.4, as applicable, based on such alleged inaccuracy or breach, then such representation, warranty or covenant shall survive solely as to such claim until such time as such claim is fully and finally resolved. It is the express intent of the parties that, if the applicable survival period of an item as contemplated for claims for indemnification pursuant to this Section 9.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations (not giving effect to Section 8106(c) of Title 10 of the Delaware Code) with respect to claims for indemnification pursuant to this Section 9.1 with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this ARTICLE IX for the assertion of claims under this Agreement are the result of arms’ length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

Section 9.2        Indemnification in Favor of Buyer. Subject to the limitations contained in this ARTICLE IX, from and after the Closing, the Indemnifying Securityholders, severally (and not jointly), pro rata in proportion to their Indemnity Pro Rata Share, shall indemnify and hold harmless (such obligations to indemnify and hold harmless are referred to herein from time to time as “Indemnification Obligations”) Buyer, the Surviving Company and the Acquired Companies (the “Buyer Indemnified Parties”) from and against any and all losses, damages (excluding any lost profits, reductions in value, consequential/special or punitive damages or losses except to the extent awarded by a court of competent jurisdiction to any third party), liabilities, obligations, deficiencies, claims, interest, awards, judgments, penalties, fines, assessments, Taxes, costs and expenses (including reasonable attorneys’ and accountants’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”), actually suffered or incurred, directly or indirectly, by Buyer Indemnified Parties arising out of:

(a)        any failure of any representation or warranty (other than Fundamental Representations) made by the Company herein or in the Company Disclosure Schedule (including any exhibit to or schedule of the Company Disclosure Schedule) to be true and correct as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(b)        any breach of any covenant or agreement by the Company contained in this Agreement and required to be performed prior to the Closing;

(c)        any inaccuracies in the Consideration Spreadsheet;

(d)        any inaccuracies in the Estimated Net Working Capital or the Final Closing Net Working Capital relating to Indebtedness or Transaction Expenses;

(e)        any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 2.6(b) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees (including reasonable legal and accounting fees) incurred by any Buyer Indemnified Party in connection with the exercise of any appraisal rights or dissenters’ rights;

(f)        Indemnified Taxes;

(g)        any failure of any Fundamental Representation made by the Company or in the Company Disclosure Schedule (including any exhibit to or schedule of the Company Disclosure Schedule) to be true and correct as of the Closing Date as though such Fundamental Representation was made as of the Closing Date (except in the case of any Fundamental Representation that by its terms speaks only as of a specific date or dates, which Fundamental Representation shall be true and correct as of such date or dates);

(h)        the matters set forth on Schedule 9.2(h) attached hereto; and

(i)        willful breach by the Company, Actual Fraud by the Company or Actual Fraud by a Securityholder (solely with respect to the Securityholder committing the Actual Fraud, such that no Securityholder shall have any Indemnification Obligations with respect to the Actual Fraud of another Securityholder, except the Actual Fraud of such other Securityholder that also constitutes Actual Fraud by the Company).

Section 9.3        Indemnifiable Damage Threshold; Other Limitations.

(a)        Notwithstanding anything to the contrary contained herein, no Indemnifying Securityholder shall be required to make any indemnification payment for Losses arising out of, resulting from or in connection with the matters listed in clause (a) of Section 9.2 unless and until the total amount of all Losses (including Losses arising from such indemnified matter and all other Losses arising from any other indemnified matter arising out of, resulting from or in connection with the matters listed in clause (a) of Section 9.2) exceeds an amount equal to $100,000 (the “Deductible”). If such Losses exceed the Deductible, then the Buyer Indemnified Party may make claims for indemnification and against the Milestone Holdback Shares in respect of all claims that exceed the Deductible and only in respect of such excess. In regards to such Losses arising out of, resulting from or in connection with the matters listed in clauses (b)-(i) of Section 9.2, including the failure of the Fundamental Representations to be true and correct as aforesaid, Buyer may offset the Milestone Holdback Shares that may become issuable pursuant to the terms hereof for all Losses without regard to the Deductible, subject to the limitations set forth in this Article IX. Notwithstanding the foregoing, this Section 9.3(a) shall in no way limit, and the Deductible shall not apply to, a Buyer Indemnified Party’s right to indemnification for Losses arising out of or resulting from any of the matters listed in clauses (b)-(i) of Section 9.2, including the failure of the Fundamental Representations to be true and correct as aforesaid, including any willful breach of this Agreement or Actual Fraud by the Company.

(b)        Notwithstanding anything contained herein to the contrary, if the Merger is consummated, forfeiture of the Milestone Holdback Shares shall constitute the sole and exclusive remedy for the Indemnification Obligations of each Indemnifying Securityholder for Losses arising out of, resulting from or in connection with matters listed in clause (a) of Section 9.2. The Milestone Holdback Shares to be forfeited in satisfaction of any Indemnification Obligations under this Article IX shall be forfeited from the Milestone Holdback Shares on the basis of each such Indemnifying Securityholders’ Indemnity Pro Rata Share.

(c)        In the case of any claims for Losses arising out of or resulting from any of the matters listed in clauses (b)-(i) of Section 9.2, including the failure of the Fundamental Representations to be true and correct as aforesaid, after the offset and forfeiture of all Milestone Holdback Shares (after taking into account all other claims for indemnification, compensation and reimbursement from the forfeiture of Milestone Holdback Shares made by Buyer Indemnified Parties) which will be the first source of recovery for all Losses hereunder, each Indemnifying Securityholder shall thereafter have Liability pursuant to the terms and conditions of this Article IX for such Indemnifying Securityholder’s Indemnity Pro Rata Share of the amount of any Losses resulting therefrom (after taking into account all other claims for indemnification, compensation and reimbursement paid by the Indemnifying Securityholders and any offsets for the forfeiture of the Milestone Holdback Shares made pursuant to the terms of this Agreement), which liability shall be subject to the limitations described in Section 9.5. Notwithstanding anything to the contrary contained herein, any limitation of Liability with respect to Indemnifying Securityholders in this Section 9.3(c) shall not apply to an Indemnifying Securityholder in the case of (x) willful breach or Actual Fraud by the Company or any authorized representative of the Company in his, her or its capacity as such in which that Indemnifying Securityholder participated, caused or of which that Indemnifying Securityholder had actual knowledge or (y) Actual Fraud by that Indemnifying Securityholder.

(d)        Notwithstanding anything to the contrary contained herein:

(i)        if the rights and remedies of the Indemnified Parties after the Effective Time shall not be limited by (A) any investigation by or on behalf of, or disclosure to any Indemnified Party at or prior to the Effective Time regarding any failure, breach or other event or circumstance or (B) any waiver of any condition to the Closing related thereto; and

(ii)        if an Indemnified Party’s Claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article IX; provided that an Indemnified Party shall not be entitled to double recovery for any Losses even though such Losses may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

Section 9.4        Claims Procedure.

(a)        In order for a Buyer Indemnified Party or a Company Indemnified Party (each, an “Indemnified Party”) to be entitled to be indemnified and held harmless as provided for under this ARTICLE IX, including in respect of a claim or demand made by any third party against the Indemnified Party (a “Claim”), such Indemnified Party shall deliver notice thereof to the Securityholder Representative, on behalf of the Indemnifying Securityholders, or to Buyer, as applicable (the “Indemnifying Party”), within ten (10) days of becoming aware of the facts giving rise to such indemnification claim, with such notice (i) stating that such Indemnified Party has paid, incurred, sustained or accrued, or reasonably anticipates that it will be obligated to pay, incur, sustain or accrue, a Loss against which it is entitled to indemnification hereunder, (ii) specifying in reasonable detail the nature of such Loss (including the calculation thereof or the basis for estimation thereof), the date insofar as practicable such Loss was paid or is expected to be incurred, sustained or accrued or the basis on which it anticipates incurring, sustaining or accruing such Loss, and the nature of the misrepresentation, breach of warranty or covenant or other matter resulting in such Loss or out of which such Loss arose or to which such Loss relates, (iii) providing copies of all documents, notices, claims or other related materials relating to such Loss, and (iv) specifying the amount of cash to be delivered to the Indemnified Party as indemnity against each such Loss; provided, however, that no delay or failure on the part of an Indemnified Party in notifying the Securityholder Representative or Buyer, as the case may be, shall relieve an Indemnifying Party from its obligations hereunder unless the Indemnifying Party is materially prejudiced by the failure or delay in giving such notice.

(b)        The Buyer shall have the right to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Buyer and reasonably satisfactory to the Indemnified Party. The Indemnifying Party may participate therein at its own expense, which expense shall not be recoverable as part of any indemnification claim, provided, for the sake of clarity, that any expenses of the Securityholder Representative on behalf of the Securityholders pursuant to this sentence shall be borne by the Securityholders. The Buyer shall not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(c)        Notwithstanding the foregoing, the Securityholder Representative may have the right to assume the defense of a Claim at the expense of the Securityholders if: (i) the Securityholder Representative provides written notice to the Buyer that the Securityholder Representative intends to undertake such defense within ten (10) days of receipt of notice from the Indemnifying Party of the commencement of such Claim, (ii) the Claim involves only monetary damages that will be fully covered by the Milestone Holdback Amount (taking into account all other pending claims against the Milestone Holdback Amount) and does not seek an injunction or other equitable relief, (iii) the defense of the Claim is conducted actively and diligently by legal counsel selected by the Securityholder Representative and reasonably satisfactory to the Buyer, (iv) the Securityholder Representative’s settlement of, or an adverse judgment with respect to, the Claim is not, in the good faith judgment of the Buyer, reasonably likely to establish a precedent adverse in a material respect to the continuing business of the Buyer, (v) the defense of the Claim does not result in a conflict of interest between the Buyer and the Securityholder Representative and (vi) the matter does not relate to Company Intellectual Property or Tax. The Buyer may participate therein at its own expense, which expense shall not be recoverable as part of any indemnification claim, provided, for the sake of clarity, that any expenses of the Securityholder Representative on behalf of the Securityholders pursuant to this sentence shall be borne by the Securityholders. The Securityholder Representative shall not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Claim without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed.

(d)        This Section 9.4 shall not apply to any controversies regarding Tax Matters, which shall be governed exclusively by Section 7.2. This Section 9.4 shall not apply to any controversies regarding appraisal rights, which shall be governed exclusively by Section 3.4.

Section 9.5        Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement (but subject to the other limitations contained in Section 9.3):

(a)        With respect to all the matters described in Section 9.2 collectively, the aggregate maximum liability of each Securityholder shall not exceed an amount equal to the Merger Consideration actually received by such Securityholder; provided, that the foregoing limitation shall not apply in respect of any Losses that arise from Actual Fraud committed (i) by the Company or any authorized representative of the Company in his, her or its capacity as such, or (ii) by such Securityholder.

(b)        The obligations of the Securityholders under Section 9.2 for each claim shall be several (and not joint). Each Securityholder’s liability for the Losses arising out of any item or items for which indemnification is sought (for the avoidance of doubt, also subject to the other limitations contained herein) shall not exceed (individually or in the aggregate) such Securityholder’s applicable Indemnity Pro Rata Share of such Losses except in the case of such Securityholder’s Actual Fraud.

(c)        Any calculation of Losses hereunder shall be reduced by any amounts recovered by an Indemnified Party as a result of indemnification by third parties, and any insurance proceeds made available or actually received for such Losses, net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as reasonably determined by an Indemnified Party) incurred or paid to procure such recoveries) and Taxes thereon. The Indemnified Party shall use commercially reasonable efforts to seek recovery under Buyer’s now-existing insurance policies covering any Losses. Notwithstanding anything to the contrary contained herein, in no event shall any Buyer Indemnified Party be required to institute an Action against any insurer or any other Person. In the event that an insurance or other recovery is made with respect to any Loss for which such Indemnified Party has already been paid by the Indemnifying Party hereunder, then the Indemnified Party shall refund promptly to the Indemnifying Party the aggregate amount of the recovery for which indemnification was previously paid to the Indemnified Party by the Indemnifying Party (provided such refund shall be limited to, and not exceed, the amount previously paid by the Indemnifying Party with respect to such Loss).

(d)        Notwithstanding anything to the contrary herein, no Securityholder shall have any liability for any amounts hereunder, including under this ARTICLE IX, in excess of the amounts actually received by such Securityholder hereunder, except in respect of any Losses that arise from the Actual Fraud by the Company or such Securityholder.

Section 9.6        Exclusive Remedy.

(a)        Buyer, Merger Sub and Merger LLC hereby acknowledge and agree that, prior to the Closing, Buyer, Merger Sub and Merger LLC shall have no right or remedy to take any action in respect of, and neither the Company nor any Securityholder shall have any liability to Buyer, Merger Sub or Merger LLC in respect of, any breach by the Company or any representations or warranties contained herein or any failure to comply with any of the covenants, agreements or conditions contained herein, except (i) to terminate this Agreement pursuant to ARTICLE X, in which event, the Company and the Securityholders shall thereupon have no obligation or liability to Buyer, Merger Sub or Merger LLC whatsoever hereunder except for willful breach or Actual Fraud or (ii) to seek specific performance or injunctive relief.

(b)        From and after the Closing (except as set forth in Section 9.4(d)), the rights of Buyer Indemnified Parties to indemnification relating to this Agreement, the agreements entered into in connection herewith and the transactions contemplated hereby and thereby shall be strictly limited to those contained in this ARTICLE IX, and such indemnification rights shall be the sole and exclusive remedies of the Buyer Indemnified Parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or its subject matter or arising in connection herewith or with any of the transactions contemplated hereby; provided, that this Section 9.6 shall not be deemed a waiver by any party hereto of its right to seek specific performance or injunctive relief in the case of a failure by a party hereto to comply with the covenants made by such other party hereto. Notwithstanding anything to the contrary herein, the existence of this ARTICLE IX and of the rights and restrictions set forth herein do not limit any legal remedy against any Securityholder or party hereto that commits Actual Fraud.

Section 9.7        Tax Treatment of Indemnity Payments. The parties hereto and each Indemnified Party and Indemnifying Party agree to treat any indemnity payment made pursuant to this ARTICLE IX as an adjustment to the Merger Consideration for federal, state, local and foreign income Tax purposes.

Section 9.8        Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Affiliates) or by reason of the fact that the Indemnified Party or any of its Affiliates knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 8.2 or Section 8.3, as the case may be.

Section 9.9        Materiality. Materiality standards or qualifications and qualifications by reference to the defined term “Company Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall not be taken into account in determining the amount of any Losses with respect to such inaccuracy or breach.

ARTICLE X

TERMINATION

Section 10.1        Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a)        by mutual written consent of Buyer, the Company and the Securityholder Representative acting together;

(b)        (i) by the Company if Buyer, Merger Sub or Merger LLC breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), (B) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform, and (C) has not been waived by the Company (provided that the Company is not in breach of any of its representations, warranties or covenants such that the conditions in Section 8.3(a) would fail to be satisfied) or (ii) by Buyer, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement and such breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 8.3(a), (y) cannot be or has not been cured within thirty (30) days following delivery of written notice of such breach or failure to perform, and (z) has not been waived by Buyer (provided that neither Buyer, Merger Sub or Merger LLC is in breach of any of its representations, warranties or covenants such that the conditions in Section 8.2(a) would fail to be satisfied);

(c)        by the Company, the Securityholder Representative or Buyer if the Merger shall not have been consummated by February 22, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(d)        by Buyer if the Company has not obtained the Requisite Stockholder Consent within the time period set forth in Section 6.11; provided that Buyer may not terminate this Agreement pursuant to this Section 10.1(d) after the Requisite Stockholder Consent is obtained; or

(e)        by either the Company or Buyer in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

The party seeking to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give prompt written notice of such termination to the other parties.

Section 10.2        Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (a) for the provisions of Section 6.5 relating to confidentiality, Section 6.7 relating to public announcements, Section 11.2 relating to fees and expenses, Section 11.5 relating to notices, Section 11.8 relating to third-party beneficiaries, Section 11.9 relating to governing law, Section 11.10 relating to submission to jurisdiction and this Section 10.2 and (b) that nothing herein shall relieve any party from liability for willful breach or Actual Fraud by such party prior to such termination.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1        Securityholder Representative.

(a)        Each Securityholder hereby irrevocably appoints the Securityholder Representative as such Securityholder’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead to act on behalf of such Securityholder in any amendment of or litigation or arbitration involving this Agreement, including, without limitation, defending, negotiating, settling or otherwise dealing with claims under ARTICLE IX hereof, and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Securityholder Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement (subject to the foregoing limitation), including, without limitation, the power:

(i)        to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Securityholders to consummate the transactions contemplated by this Agreement;

(ii)        to negotiate, execute and deliver all ancillary agreements, statements, certificates, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Securityholder shall execute and deliver any such documents which the Securityholder Representative agrees to execute);

(iii)        to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement and the transactions contemplated hereby;

(iv)        to take all actions which under this Agreement and the transactions contemplated hereby may be taken by the Securityholders and to do or refrain from doing any further act or deed on behalf of the Securityholder which the Securityholder Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement and the transactions contemplated hereby as fully and completely as such Securityholder could do if personally present; and

(v)        to comply with final, non-appealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator and if the Securityholders’ Representative complies with any such order, writ, judgment or decree, it shall not be liable to any Securityholder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(b)        The Securityholder Representative will not be liable to the Securityholders for any action taken or omitted by him, her or it as permitted under this Agreement and the transactions contemplated hereby, except if such action is taken or omitted in bad faith, by willful misconduct or due to gross negligence or constitutes a breach of the Securityholder Representative Agreement. The Securityholder Representative will also be fully protected against the Securityholders in relying upon any written notice, demand, certificate or document that he, she or it in good faith believes to be genuine (including facsimiles thereof).

(c)        The Indemnifying Securityholders agree, in accordance with their respective Indemnity Pro Rata Share, to indemnify the Securityholder Representative for, and to hold the Securityholder Representative harmless against, any loss, liability or expense incurred without willful misconduct, bad faith, gross negligence or breach of the Securityholder Representative Agreement on the part of the Securityholder Representative, arising out of or in connection with the Securityholder Representative’s carrying out his, her or its duties under this Agreement and the transactions contemplated hereby, including costs and expenses (which may be funded from the Expense Fund or any amount payable to the Securityholders pursuant to Section 3.8, in either case, solely if and to the extent not subject to any claims for indemnification by any Buyer Indemnified Party) of successfully defending the Securityholder Representative against any claim of liability with respect thereto. The Securityholder Representative may consult with counsel of his, her or its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(d)        In acting hereunder, the Securityholder Representative shall act on behalf of all Securityholders and not on behalf of any one Securityholder.

(e)        If the Securityholder Representative becomes unable to serve as Securityholder Representative, such other Person or Persons as may be designated by a majority of the Securityholders, based on each Securityholder’s Indemnity Pro Rata Share, and shall succeed as the Securityholder Representative.

(f)        The appointment of the Securityholder Representative hereunder is coupled with an interest and therefore is irrevocable and shall survive the bankruptcy, dissolution or liquidation of any Securityholder, and any action taken by the Securityholders’ Representative pursuant to the authority granted in this Section 11.1 shall be effective and absolutely binding as the action of the Securityholders’ Representative; provided, however, that all of the rights and obligations of the Securityholders’ Representative hereunder may be assigned by the Securityholders’ Representative to any successor-in-interest or Affiliate of the Securityholders’ Representative.

Section 11.2        Fees and Expenses. Subject to Section 6.8 (Indemnification) and Article IX (Indemnification), all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

Section 11.3        Amendment and Modification. This Agreement may be amended, modified or supplemented in writing by the Company and Buyer at any time prior to the Closing Date (notwithstanding any stockholder approval); provided, however, that after the approval of the Stockholders has been obtained, no amendment shall be made which pursuant to applicable Law requires further approval by the Stockholders without such further approval. After Closing, this Agreement may be amended, modified or supplemented in writing by Buyer and the Securityholder Representative.

Section 11.4        Waiver. At any time prior to the Effective Time, Buyer may, with respect to the Company, and the Company may, with respect to the Buyer, and at any time after the Effective Time, Buyer may, with respect to the Securityholders, and the Securityholder Representative may, with respect to the Buyer, by action taken in writing, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or, (b) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party against which such waiver or extension is to be enforced. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Section 11.5        Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or, if by facsimile, upon written confirmation of receipt by facsimile, electronic mail or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) when sent, if sent by electronic mail before 5:00 p.m. on a Business Day at the location of receipt and otherwise the next following Business Day. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Buyer, Merger Sub, Merger LLC or the Surviving Company, to:

c/o Aldeyra Therapeutics, Inc.

131 Hartwell Avenue, Suite 320

Lexington, MA 02421

Attention:    Chief Financial Officers

Facsimile:    (339) 674-6495

Email:          jreed@aldeyra.com

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, MA 02210

Attention:    Jay K. Hachigian and Keith J. Scherer

Facsimile:    (617) 648-9199

Email:          hach@gunder.com

                       kscherer@gunder.com

if to Company, to:

Helio Vision, Inc.

1000 Winter Street North, 4th Floor,

Waltham, MA 02451

Attention:    Chief Executive Officer

Email:          joe@heliovisioninc.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:    Stuart M. Cable and Robert E. Bishop

Email:          scable@goodwinlaw.com

                      rbishop@goodwinlaw.com

if to the Securityholder Representative, to:

Josef H. von Rickenbach

c/o Stet Vision LLC

1000 Winter Street, North, 4th Fl.

Waltham, MA 02154

Email:          joe@heliovisioninc.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:    Stuart M. Cable and Robert E. Bishop

Email:          scable@goodwinlaw.com

                       rbishop@goodwinlaw.com

Section 11.6        Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 11.7        Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings, among the parties with respect to the subject matter of this Agreement. No party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 11.8        No Third-Party Beneficiaries. Except as provided in Section 6.8 and ARTICLE IX and this Section 11.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 11.9        Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws (including the statute of limitation) of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 11.10        Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party or its successors or assigns may be brought and determined by the Court of Chancery of the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid court for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each of the parties further agrees to accept service of process in any manner permitted by such court. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 11.11        Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without (a) prior to the Effective Time, the prior written consent of Buyer (in the case of an assignment by the Company) or the Company (in the case of an assignment by Buyer, Merger Sub or Merger LLC) and, (b) after the Effective Time, the prior written consent of Buyer (in the case of an assignment by the Securityholder Representative) or the Securityholder Representative (in the case of an assignment by Buyer, Merger Sub or Merger LLC), and any such assignment without such prior written consent shall be null and void; provided, however, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 11.12        Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 11.13        Currency. All references to “dollars,” “Dollars,” “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 11.14        Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 11.15        Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.16        Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 11.17        Electronic Signature. This Agreement may be executed by facsimile signature or any other form of electronic transmission of signature and a facsimile or any other form of electronically transferred signature shall constitute an original for all purposes.

Section 11.18        Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 11.19        No Presumption Against Drafting Party. Each of Buyer, Merger Sub, Merger LLC, the Securityholder Representative and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALDEYRA THERAPEUTICS, INC.

By:	/s/ Todd Brady
Name:	Todd Brady, M.D., Ph.D.
Title:	Chief Executive Officer

HALO MERGER SUB, INC.

By:	/s/ Todd Brady
Name:	Todd Brady, M.D., Ph.D.
Title:	Chief Executive Officer

HALO MERGER SUB, LLC

By:	/s/ Todd Brady
Name:	Todd Brady, M.D., Ph.D.
Title:	Chief Executive Officer

HELIO VISION, INC.

By:	/s/ Josef Von Rickenbach
Name:	Josef Von Rickenbach
Title:	Chief Executive Officer

JOSEF VON RICKENBACH
(solely in his capacity as the Securityholder Representative)

By:	/s/ Josef Von Rickenbach
Name:	Josef Von Rickenbach
Title:	Securityholder Representative

[Signature Page to Agreement and Plan of Merger]